Exhibit 99.1

MINERA ANDES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

March 24, 2009

PRELIMINARY NOTES

Basis of Presentation

Unless the context otherwise requires references to “Minera Andes”, the “Corporation”, “us”, “we” or “our” include Minera Andes Inc. and each of its subsidiaries.  For the meanings of certain technical terms used in this revised annual information form (“AIF”), see the “Glossary of Geologic and Mining Terms”.

The Corporation prepares and files its AIF, consolidated financial statements and management discussion & analysis in United States (“US”) dollars and in accordance with Canadian generally accepted accounting principles.

Date of Information

All information in this AIF is as of December 31, 2008, unless otherwise indicated.

Exchange Rate Information

This AIF contains reference to United States dollars, Canadian dollars and Argentinean pesos.  All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, Canadian dollars are referred to as “Canadian Dollars” or “C$” and Argentinean pesos are referred to as ARS$.

The high, low average and closing exchange rates for Canadian dollars in terms of United States dollars and Canadian dollars in terms of Argentinean pesos for each of the three years ended December 31, 2008, 2007, and 2006 as quoted by the Bank of Canada, were as follows:

Canadian dollar per United States dollar

	High	Low	Average(1)	Closing
Year ended December 31
2008	1.2969	0.9719	1.0660	1.2246
2007	1.1853	0.9170	1.0748	0.9881
2006.	1.1726	1.0990	1.1341	1.1653

Canadian dollar per Argentinean peso

	High	Low	Average(1)	Closing
Year ended December 31
2008	0.3814	0.3050	0.3319	0.3464
2007	0.3804	0.2896	0.3420	0.3116
2006.	0.3812	0.3549	0.3670	0.3773

__________________
(1)

Calculated as an average of the daily noon rates for each period.

On March 24, 2009, the Bank of Canada noon spot exchange rate for the purchase of one United States dollar using Canadian dollars was C$1.2262 (C$1.00=US$0.8155).

On March 24, 2009, the Bank of Canada noon spot exchange rate for the purchase of one Argentinean peso using Canadian dollars was C$0.3257 (C$1.00=ARS$3.0703).

Forward-Looking Statements

Certain statements and information in this AIF, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Project and the future cash requirements of MSC, the estimated operating and capital costs of the San José Project, the Corporation’s interest in the San José Project being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this AIF, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Project, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Project. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Project may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Project (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and  regulatory risks.

See this AIF for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended.  Also, many of the factors are beyond our control.  Accordingly, readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this AIF except as may be required by law.  All forward-looking statements and information made in this document are qualified by this cautionary statement.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – “Standards of Disclosure for Mineral Projects” (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates or inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Technical Information

Unless otherwise indicated, technical information in this AIF regarding the San José Project is derived from the technical report (the “San José Technical Report”) dated October 1, 2007 entitled “NI 43-101 Technical Report Update on the San José Property, Santa Cruz Province, Argentina” prepared by Pierre Rocque (P. Eng.), William Colquhoun (FSAIMM), Emmanuel Henry MAusIMM (C.P.), and Armando Simon, Ph.D, R.P.Geo (AIG) of AMEC Americas Limited (“AMEC”), each of whom is a “qualified person” and “independent” of the Corporation, in each case, within the meaning of NI 43-101.  Such information is based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the San José Technical Report which is available for review under our profile on SEDAR at www.sedar.com.

The San José Technical Report is specifically incorporated by reference into and except as otherwise provided, forms an integral part of this AIF.

Unless otherwise indicated, technical information in this AIF regarding the Los Azules Project is derived from the technical report (the “Los Azules Technical Report”) entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009 prepared by Randolph P. Schneider, MAusIMM, project manager, Samuel Engineering, Inc., Robert Sim, P.Geo, an independent consultant of SIM Geological, Inc., Bruce M. Davis, Ph.D., FAusIMM,  president of BD Resource Consulting Inc., William L. Rose, P.E., principal mining engineer of WLR Consulting, Inc., and Scott C. Elfen, P.E., general manager of Vector Perú S.A.C.,each of whom is a “qualified person” and “independent” of the Corporation, in each case, within the meaning of NI 43-101. Such information is based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Los Azules Technical Report which is available for review under our profile on SEDAR at www.sedar.com.

The Los Azules Technical Report is specifically incorporated by reference into, and except as otherwise provided, forms an integral part of this AIF.

DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated and Minera Andes Inc. pursuant to the Business Corporations Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (the “TSX”) (symbol: MAI).  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange (the “TSXV”), having initially been listed thereon on December 20, 1995.  Minera Andes’ common shares are also quoted on the NASD OTC Bulletin Board (symbol: MNEAF).

Our head office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered and records office and address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Our principal business is the exploration and development of mineral properties, located primarily in the Republic of Argentina, with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to enter into joint ventures to further develop these properties or dispose of them if they do not meet our requirements.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina, however our principal assets currently consist of:

(i)

a 49% interest in Minera Santa Cruz S.A, which holds title to the San José Project, an operating gold and silver mine;

(ii)

a 100% interest in certain mineral properties comprising part of the Los Azules Project, a porphyry copper exploration project;

(iii)

an option to acquire a 100% interest in the balance of Los Azules Project upon the satisfaction of certain conditions and subject to a back-in right, as to 51% of the entire Los Azules Project held, indirectly, by Xstrata plc; and

(iv)

a 100% interest in certain mineral prospects in Santa Cruz and Suan Juan Provinces.

The following chart illustrates the Corporation’s principal subsidiaries, together with the governing law of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Corporation, as well as the Corporation’s principal mineral properties.

Canada and U.S.
Minera Andes Inc.
Alberta, Canada
100%
Minera Andes (USA) Inc.
Spokane, Washington
Argentina
100%(1)
100%(1)
100%(1)
100%(1)
Minera Andes S.A.
Argentina
Minandes S.A.
Argentina
Minera Andina S.A.
Argentina
Andes Corporation Minera S.A.
Argentina
49%
Minera Santa Cruz
S.A. Argentina
100%
100%
100%
San José -
Project
Other
Exploration
Properties
Los Azules
Project
Properties

(1) Balance of shares is held nominally by second shareholder

As indicated above, the Corporation’s interest in the San José Project is held by Minera Andes S.A. (“MASA”) and the Corporation’s interest in the Los Azules Project is held by MASA and by Andes Corporacion Minera S.A. (“ACMSA”).

The San José Project

The San José Project is a gold-silver project located in Santa Cruz Province, Argentina.  The San José Project is a joint venture pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation.  MSC is owned, as to 49%, by MASA and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  See “Option and Joint Venture Agreement”.

The Corporation’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild (as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004) (the “OJVA”).

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Project.  In particular, we have limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position.  See “The OJVA”.

We have the right to receive, upon request, information regarding the San José Project.  However, it has been management’s experience that the information it receives from MSC was frequently neither timely nor complete.

To address this situation, in 2007, the Corporation retained a consultant to monitor the operation of the San José Project and report its findings to the Corporation.  This proved to be ineffective, and commencing October 2008, the Corporation retained in-house senior personnel, located in Argentina and North America, to facilitate the transfer of information from MSC.  The personnel regularly communicate with MSC’s staff, make periodic visits to the mine and frequently visit MSC’s office in Buenos Aires.  Management believes that this approach has improved the quality and timeliness of information available to it regarding the operation of the San José Project.

Project financing for the San José Project has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between Minera Andes, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.  See “Project Loan Letter Agreement”.

Pursuant to the Project Loan Letter Agreement, the Hochschild Lender has effectively loaned to MSC the aggregate principal amount of $65 million, which amount, plus accrued interest is to be repaid by MSC using cash not required for operations and in priority to the distribution of any other amounts to the shareholders of MSC.

The San José Project has also been, and may in the future, be financed by way of shareholder loans from the Corporation and Hochschild pursuant to a loan agreement between MSC, MASA, the Corporation, the Hochschild Lender and Hochschild dated September 10, 2004 (as amended by agreement dated December 15, 2005, the "Loan Agreement").  See "Loan Agreement".

The San José processing facility commenced production during the second quarter of 2007 and full commercial production of 750 metric tonnes per day (“MTPD”) was reached in the first quarter of 2008.  The first sale of metals from the San José mine occurred in December 2007.

In August 2007, before achieving commercial production, MSC commenced work to double the capacity of the San José processing facility.  In October 2008 capacity at the San José processing plant was increased from 750 MTPD to 1,500 MTPD and by December 2008 the plant was operating at an average daily rate of 1,324 MTPD.  At the date of this AIF, approximately 50% of the concentrate produced at the mill is converted on site to doré bullion.

Work is underway to also increase mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins from which current production is derived. However, due to difficult ground conditions, access to the Kospi vein was delayed until late January 2009.  Production from the Kospi vein is anticipated to commence during the second quarter of 2009.  In the meantime, mill feed is being generated from expanded mine production at the Huevos Verde and Frea veins and from a surface stockpile of low grade ore.

On March 19, 2009 the San José processing facility was connected to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line.  Commercial operation of the electric transmission line will commence once testing is complete. MSC had forecast that this project was to be completed by the end of September 2008, however the Province of Santa Cruz denied MSC’s application for the permits to build the electric line along the right of way of the Provincial highway. As a result, it was necessary to redesign and lengthen the location of the electric line and negotiate agreements with private land owners along the redesigned route. In the meantime, and thereafter, as backup there is sufficient diesel generating capacity at the mine to run the mill at its full expanded capacity.

In the processing plant MSC has purchased part of the equipment necessary to expand the electrowinning circuit so that 100% of the concentrates produced by the operation can be converted to doré on site. Basic engineering is in progress, but construction of the project has been postponed until such time as it can be financed out of cash flow from operations.

During the year ended December 31, 2007, approximately 28,585 meters of core drilling totaling 112 drill holes on several targets identified at the San José Project had been completed.  Drilling in the second half of 2007 defined 2.8 kilometers of strike length along the Odin and Ayelén veins.

During the year ended December 31, 2008, approximately 19,358 meters of core drilling totaling 81 drill holes has been completed at the San José Project.  Drilling focused primarily on the Frea, Odin and Ayelén veins consisting of infill and step-out drilling.  Highlights of the program included:

•

Frea Vein:  Drill hole SJD-477 which intersected three high-grade splays of the main Frea vein of 0.30 meters grading 25.23g/t (0.81 opt) gold and 4,945 g/t (159 opt) silver and 0.93 m grading 14.82 g/t (0.48 opt) gold and 1,688 g/t (54 opt) silver and 1.30 meters of 13.30 g/t (0.43 opt) gold and 1.532 g/t (49 opt) silver.

•

Odin Vein:  A total of 37 holes were drilled on the Odin vein (bringing the total to 88 holes) covering approximately 1600 meters along the strike of the vein, to a depth of approximately 200 meters.  Hole SJD-483 intercepted 2.12 meters of 6.91 g/t (0.20 opt) gold and 486 g/t (14.2 opt) silver.  The Odin vein remains open to the west along strike and to depth.

•

Ayelén Vein:  Additional mineralization was identified along the 1.2 kilometers of strike and 200 meters of depth.   However the 2008 drilling encountered predominantly moderate to low grade mineralization.

Management believes that the new silver/gold mineralization discovered in the Odin, Ayelén and Frea veins represents additional mineralization that could potentially increase the Mineral Reserves and Mineral Resources at the San José Project.

As at December 31, 2008 the San José mine comprised more than 18 kilometers of underground workings accessed by two ramps with construction of a third ramp to access the Kospi vein having been completed in January 2009.

The exploration results above have been prepared by or under the supervision of Brian Gavin, Vice President – Exploration of the Corporation and a “qualified person” within the meaning of NI 43-101.  Mr. Gavin verified the data disclosed, including sampling, analytical and test data underlying the results set out above.  Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. The accuracy of results was tested through the systematic inclusion of standards, blanks and check assays.

The Los Azules Project

The Los Azules Project is an exploration project comprised of properties owned by MASA and to a lesser extent by, Andes Coporacion Minera S.A., also an indirect wholly-owned subsidiary of the Corporation (collectively, the “MASA Properties”) and adjoining properties owned by MIM Argentina Exploraciones S.A. for Xstrata Copper, one of the commodity business units within Xstrata plc (“MIM” and the “MIM Properties”).  Under the terms of an option agreement among MASA, Minera Andes Inc., Xstrata Copper (through MIM) and Xstrata Queensland Limited (Xstrata plc, together with its affiliates, is hereinafter referred to as “Xstrata”) dated November 2, 2007 (the “Los Azules Option Agreement”): (i) MIM granted MASA an option to acquire a 100% interest in the MIM Properties, exercisable on or before November 24, 2010 upon satisfaction of certain conditions including delivery of a scoping study/preliminary assessment whereupon the MIM Properties and the MASA Properties would be consolidated and held by MASA (the “Combined Property”); and (ii) MASA granted MIM (upon the exercise of the preceding option by MASA) an option to acquire a 51% interest in the Combined Property upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates since November 25, 2005 on exploration of the Combined Property.  See “Los Azules Option Agreement”.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).  See “Los Azules Option Agreement”.

The Los Azules Preliminary Assessment (as defined below) has been completed. The Los Azules Technical Report was delivered to MIM on March 19, 2009 and the Corporation will be delivering the independent scoping study, which together comprise the Los Azules Preliminary Assessment,  whereupon we will be entitled (by delivery of written notice of exercise) to exercise our option to acquire a 100% interest in the MIM properties (which interest may be reduced should Solitario be successful in the Solitario Claim).  In the meantime, the Corporation is assessing the Los Azules Project in light of current economic conditions and as of the date of this AIF, no decision has been made to exercise its option to acquire a 100% interest in the MIM Properties and/or proceed with development of the Los Azules Project.

Financing

In February 2009, the Corporation completed a private placement with its principal shareholder, Mr. Robert R. McEwen pursuant to which Mr. McEwen purchased an aggregate of 40 million common shares at a price of C$1.00 per share for gross proceeds to the Corporation of C$40 million (the “McEwen Financing”)

Bank Loan

Pursuant to the second amended and restated credit agreement dated as of October 22, 2007 (the “Macquarie Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), Macquarie made two non-revolving term loans to us, in the aggregate principal amount $17.5 million (the “Bank Loan”).

In March 2009, using a portion of the proceeds from the McEwen Financing, the Corporation repaid Macquarie all amounts owing by it under the Macquarie Credit Agreement and received a release from Macquarie to this effect. The parties are in the process of executing the necessary documents to discharge the security granted by the Corporation to secure the performance of its obligations under the Macquarie Credit Agreement.

History

The San José Project

In October 2005 MSC completed a bankable feasibility study at the San José Project that led to the development of the San José Project.

In March 2006, the Environmental Impact Assessment, the primary document for permitting the San José Project, was approved by the province of Santa Cruz, Argentina and a final decision was made to place the San José Project into production.

In October 2006, the Corporation, MSC and the Hochschild Lender finalized the terms and conditions of the Project Loan Letter Agreement.  Pursuant to the Project Loan Letter Agreement, the Hochschild Lender agreed to provide a project financing loan (the “Project Loan”) to MSC of up to $65 million.

In March 2007, an aggressive exploration program was approved for the San José Project by MSC, with an objective of adding new reserves and resources, and identifying new veins to increase mine life.

Pre-commissioning production commenced at the San José processing facility during the second half of 2007.

In August 2007, a decision was made by MSC to double production capacity from 750 MTPD to 1,500 MTPD.  Also, in August 2007, MSC entered into a one year refining and sale contract (as subsequently extended by agreement dated August 1, 2008 for 12 months until July 31, 2009) with Argor Heraeus S.A. (“Argor”) a refinery based in Switzerland, providing a market for gold and silver produced as doré bullion from the San José Project.  Under this contract MSC is allowed to ship between 4,000 and 6,000 kg of doré twice a month.

In the third quarter of 2007, MSC commenced a program to expand mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein.

During 2007, approximately 28,585 meters of core drilling totaling 112 drill holes on several targets identified at the San José Project had been completed.  Drilling in the second half of 2007 defined 2.8 km of strike length along the Odin and Ayelén veins.

In February 2008, MSC entered into a contract in respect of the sale of 3,800 dry metric tonnes of concentrate to be delivered in 2008 and the first quarter of 2009 to Norddeutsche Affinerie (“NA”) a smelting and refining company based in Germany.

The San José processing facility commenced full commercial production of 750 MTPD in the first quarter of 2008 however, the first sale of metals from the San José Project occurred in December 2007.

In May 2008 work commenced to connect the San José mine to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line.

In October 2008, the expansion of the processing plant to a capacity of 1,500 MTPD was completed and by December 2008 the plant was operating at an average daily rate of 1,324 MTPD.

During the year ended December 31, 2008, approximately 19,358 meters of core drilling totaling 81 drill holes were completed at the San José Project.

In January 2009, MSC entered into a refining contract with Consorcio Minera S.A. (“Cormin”) pursuant to which Cormin agreed to purchase from MSC up to 4,800 tonnes of concentrates from the San José mine.  This contract replaced the purchase contract with NA referred to above.  In addition, negotiations are currently underway for additional contracts for the sale of the remaining concentrates to be produced at San José Project during 2009.

MSC accessed the Kospi vein in January 2009 and by the end of February 2009, 148 meters of lateral developments had been advanced along the vein. Access to the Kospi vein was crucial to MSC’s plans to increase mine production from 750 MTPD to 1,500 MTPD.

In March, 2009 and the San José mine was connected to the national power grid. Commercial operation of the electric transmission line will commence once testing is complete.

The Los Azules Project

In November 2005, the Corporation signed a term sheet with Xstrata Copper, one of the commodity business units within Xstrata, in respect of the matters provided for in the Los Azules Option Agreement.

In May 2006, the Corporation reported the discovery of significant high-grade copper at its Los Azules Project with an eleven hole drill program returning intervals up to 1.6% copper over 221 meters and 1% copper over 173 meters in separate holes.

In November 2007, the Los Azules Option Agreement was executed.  The Los Azules Option Agreement provides for the consolidation of adjoining properties owned by MIM and MASA which straddle a large copper porphyry system.

Between 2006 and 2008 the Corporation drilled 64 core holes totaling 11,572 meters at the Los Azules Project and commenced preparation of the Los Azules Preliminary Assessment contemplated by the Los Azules Option Agreement.

In September 2008, and in connection with the Los Azules Preliminary Assessment, the Corporation completed a metallurgical testing program indicating that the mineralized material at the Los Azules Project is amenable to conventional flotation recovery methods and that the overall metal recoveries and the copper concentrate grades are high.

In September 2008, an independent resource estimate was completed in respect of the Los Azules Project and a initial technical report (subsequently revised in January 2009) prepared in accordance with NI 43-101 was filed.

In February 2009, the Los Azules Preliminary Assessment was completed and the results thereof announced by news release dated February 5, 2009. The Los Azules Technical Report, in support thereof, was subsequently filed in March, 2009.

Corporate

In December 2005, Mr. Robert McEwen, Chairman and CEO of U.S. Gold Corp, and founder and former Chairman and CEO of Goldcorp Inc., agreed to invest a total of C$10 million in Minera Andes by private placement.

In March 2006 Mr. McEwen purchased 1.2 million shares of Minera Andes in the market at a price of C$1.10 per share.  In addition, in May 2006, Mr. McEwen exercised all the common share purchase warrants then held by him.  As a result, a total of 14,285,714 common shares were issued resulting in gross proceeds of C$7,857,143 to Minera Andes.  Mr. McEwen then held 30% of the then issued and outstanding common shares of the Corporation.

In February 2007, the Corporation’s shares were listed on, and commenced trading on, the TSX.  The Corporation’s shares were previously listed and traded on the TSXV.

In March 2007 and October 2007, the Corporation entered into the Macquarie Credit Agreement in respect of the Bank Loan.

Between December 2007 and February 2008, the Corporation completed private placements consisting of the issue of a total of 22,085,668 units, at a price of C$1.55 per unit, for gross proceeds of C$34.23 million. The proceeds from the offering were primarily used to fund the Corporation’s share of the costs at the San José Project and for exploration drilling and completing the Preliminary Assessment.

In February 2009 Mr. McEwen, a director (since August 2008) and existing shareholder of the Corporation completed the McEwen Financing, as a result of which Mr. McEwen now holds 37.3% of the issued and outstanding shares of the Corporation. The proceeds from the McEwen Financing were used: (i) as to $11.3 million, to pay the Corporation’s portion of the cash call made by MSC in December 2008 in respect of  the San José Project; (ii) as to approximately $17.5 million, to repay all amounts due by the Corporation under the Macquarie Credit Agreement; and (iii) as to the balance, for general corporate purposes.

As a result of the McEwen Financing, Mr. McEwen also has the right to appoint two additional directors, to the Corporation’s Board of Directors, which combined with Mr. McEwen’s existing rights to board representation entitles him to nominate a total of three directors to the Corporation’s board of directors. On February 2, 2009 Mr. Clark resigned from the Corporation’s Board of Directors. On February 23, 2009 Mr. Drummond resigned from the Corporation’s Board of Directors. On February 23, 2009, Mr. Richard Brissenden and Mr. Michael Stein were appointed to the Corporation’s Board of Directors, as nominees of Mr. McEwen. Mr. McEwen himself joined the Board of Directors of the Corporation on August 5, 2008, upon exercise of his initial right to nominate an individual to the Board of Directors of the Corporation.

On February 23, 2009 Robert R. McEwen was appointed Executive Chairman of the Corporation.

On March 13, 2009 James K. Duff was appointed Chief Operating Officer of the Corporation. Mr. Duff has more than 30 years of diverse international mining experience and will be responsible for managing its joint venture projects at San José and Los Azules.

Production and Operations

The following table summarizes the total production and operation information for the San José Project for the year ended December 31, 2008:

Production	2008 Total	2008 Fourth Quarter	2008 Third Quarter	2008 Second Quarter	2008 First Quarter
Ore production (metric tons)	295,964	107,875	67,589	60,603	59,897
Average head grade-silver (g/t)	559	463	547	681	624
Average head grade-gold (g/t)	6.69	5.91	6.78	7.56	7.10
Silver produced (ounces)	4,380,000	1,329,000	990,000	1,093,000	968,000
Gold produced (ounces)	54,260	17,370	12,340	12,410	12,140
Net silver sold (ounces)	4,588,400	1,135,000	846,000	2,284,400	323,000
Net gold sold (ounces)	57,720	13,930	9,760	28,980	5,050

______________________

Note:

Minera Andes has a 49% interest in the San José Project

Reserves and Resources

The Corporation has estimated reserves and resources for the San José Project and Los Azules Project as follows:

Resource Estimate

Property	Category	Tonnes	Ag (g/t)	Au (g/t)	Ag (1,000 oz)	Au (1,000 oz)	TCu %
San José(1)	Measured	645,000	529	7.20	10,969	149	-
	Indicated	1,721,000	489	8.18	27,062	453	-
	Measured and Indicated	2,365,000	500	7.91	38,032	602	-
	Inferred	230,000	452	7.80	3,338	58	-
Los Azules(2)	Inferred	922,000(3)	-	-	-	-	0.55

______________________

Note:

(1)

From the San José Technical Report (as of June 2007).

(2)

From the Los Azules Technical Report.

(3)

Using a cut-off grade of 0.35.

Reserve Estimate

Property	Category	Tonnes	Au (g/t)	Ag (g/t)
San José	Proven and Probable	2,386,000	6.79	430
	Proven	657,000	5.80	429
	Probable	1,729,000	7.16	431

Option and Joint Venture Agreement

Under the OJVA, MASA transferred all of its rights in the San José Project to MSC, a newly formed corporation organized under the laws of Argentina and wholly owned by the Corporation.  In July 2003, Hochschild earned a 51% ownership interest in MSC by expending a total of $3 million, including a minimum of $100,000 per year on exploration targets.  Upon Hochschild acquiring a 51% ownership in MSC, Minera Andes elected to participate in the development of the San José Project on a pro-rata basis.

The OJVA and the by-laws of MSC provide, in relevant part, that:

(i)

the Board of Directors of MSC shall, at all times, consist of three directors and that, in effect, two of such directors shall be nominated by Hochschild and one director shall be nominated by MASA;

(ii)

the Board of Directors of MSC shall meet at least once every calendar quarter, without any stipulation that a nominee of each of Hochschild and MASA be present;

(iii)

at any meeting of the Board of Directors of MSC, each of MASA and Hochschild shall have that number of votes equal to the number of directors it is entitled to appoint;

(iv)

MSC shall finance its operations and activities from such sources as the Board of Directors of MSC sees fit;

(v)

the only actions by MSC requiring unanimous approval of both MASA and Hochschild are (a) a sale of all or substantially all of the assets of MSC; (ii) any amendment to the articles of MSC that would have an adverse effect on the rights of any particular shareholder to receive its share of the profits of MSC; (c) entering into any new line of business; (d) acquiring real property or conducting exploration, development or mining outside of the property initially transferred to MSC for the purposes of establishing the joint venture; or (e) any merger or other corporate combination involving MSC; and

(vi)

in the event of a disagreement between Hochschild as “majority owner” and MASA as “minority owner”, concerning any act of MSC that requires the unanimous approval of the Board of Directors of MSC, Hochschild has the option to purchase all of the shares of MSC held by MASA for “fair value”.

The OJVA provides that MSC shall finance its operations from such sources as the Board of MSC shall determine, including by issuing additional shares. In such event, each shareholder of MSC has a pre-emptive right to subscribe for its pro rata share of the additional shares.  Any shares not subscribed by a shareholder shall be offered to the other, participating, shareholder.  As a result, full exercise of a shareholder’s pre-emptive right (assuming full exercise by other shareholder) maintains its shareholdings in MSC at current levels while a failure to exercise its pre-emptive rights, in full, may result in dilution (the extent of such dilution depending on whether the other shareholder exercises its pre-emptive right and to what extent and whether such shareholder also purchases shares not purchased by the first shareholder).  A portion of the operating and capital costs of the San José Project have been financed by issuing additional shares of MSC.

The OJVA also provides that it shall be the policy of MSC to maintain excess distributable cash and that unless the Board of MSC unanimously decides otherwise, MSC shall distribute, on a semi-annual basis all cash not reasonably required for operations or expansion.

Project Loan Letter Agreement

Under the Project Loan Letter Agreement, the Hochschild Lender and Minera Andes Inc. agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of Minera Andes and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of Minera Andes and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by Minera Andes to MSC would be structured as (i) a loan by the Hochschild Lender to Minera Andes (the “Project Loan Payable”); and (ii) a corresponding loan by Minera Andes to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to Minera Andes in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by Minera Andes to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to Minera Andes.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, as of the date of this AIF, have not been settled or entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to Minera Andes and then by Minera Andes to MSC are currently unsecured except that, as security for the loan made by the Hochschild Lender to Minera Andes, Minera Andes has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by Minera Andes to MSC.

The current drafts of the definitive agreements (the “Draft Loan Documents”) and the Project Loan Letter Agreement provide that the Project Loan will be secured by a security interest granted by MSC in favour of the Hochschild Lender and Minera Andes in certain MSC bank accounts.  In addition, under the Draft Loan Documents, Minera Andes will be required to (i) continue to pledge, to the Hochschild Lender, Minera Andes’s right to receive repayment of the loans made by Minera Andes to MSC; and (ii) grant to the Hochschild Lender a security interest in Minera Andes’s security interest in MSC’s bank accounts.  Minera Andes will also be required to direct MSC to pay all amounts owing by it to Minera Andes directly to the Hochschild Lender with such amounts being concurrently applied against amounts owing by MSC to Minera Andes and the corresponding amounts owing by Minera Andes to the Hochschild Lender.

The Hochschild Lender and MSC have agreed that until the Draft Loan Documents are finalized, no payment of interest or principal will be due.  Thereafter principal will be repaid in quarterly installments, however non-payment (in and of itself) will not constitute an event of default.

The Project Loan currently bears interest at a fixed rate of 8.21% per annum (which is based on a LIBOR rate at the time of the advance of the Project Loan plus 2.50%).  It has been agreed that once the Draft Loan Documents are finalized, interest will be LIBOR plus 2.85% and will be subject to interest rate fluctuations.

Loan Agreement

By the terms of Loan Agreement, shareholder loans made thereunder, from time to time, are unsecured, repayable by MSC on the "maturity date", bear interest at the rate of 12% per annum and are subordinated to all other borrowing by the MSC.  For the purposes of the Loan Agreement "maturity date" means the date that is two years after the date upon which mining operations have first been conducted by MSC for a period of at least 90 consecutive days at a rate of at least 75% of planned operating capacity.

The Loan Agreement also contains covenants by MSC that: (i) it will do all things necessary to comply with all laws applicable to it; (ii) it will obtain and take all action to ensure the continuance of all consents, licenses, filings and registrations and governmental approvals required with respect to the Loan Agreement; and (iii) it will procure that its obligations under the Loan Agreement are preferred with respect to all of the MSC's other present and future unsecured and unsubordinated obligations, other than those preferred by law.

Under the Loan Agreement, it is an event of default if: (i) MSC fails to pay, any amount due thereunder, as and when required; (ii) any representation made by MSC therein proves to be incorrect in any material respect; (iii) MSC fails to perform or observe any covenant thereunder and such failure continues for 15 consecutive days after notice thereof; (iv) MSC becomes insolvent or bankrupt or a trustee is appointed in respect of all or a substantial part of its assets or similar proceedings are instituted; (v) an execution is levied against all or a substantial part of the assets of MSC and not discharged within 30 days; or (vi) in the reasonable opinion of the lenders, there is imminent danger that MSC will lose all or any substantial part of its properties or assets.

It is a term of the Loan Agreement that proceeds of loans made thereunder be used to fund MSC's costs and investments including, intangible assets, properties and equipment, mining exploration, evaluation and development activities.

Los Azules Option Agreement

On November 2, 2007, the Corporation, MASA, Xstrata and MIM entered into the Los Azules Option Agreement in respect of the MASA Properties and the adjoining MIM Properties.  Under the Los Azules Option Agreement, MASA has an option, exercisable until November 24, 2010 to acquire a 100% interest in the MIM Properties (the “MASA Option”).  If MASA exercises the MASA Option, MIM has the option to back-in to the Combined Property for a 51% interest.

In order to exercise the MASA Option, MASA must incur $1 million in expenditures on the MIM Properties, deliver to MIM an independent scoping study and technical report in respect of the Combined Property (the “Los Azules Preliminary Assessment”) and deliver a notice of exercise.  MASA has incurred and paid in excess of $1 million in expenditures ($13.3 million to December 31, 2008) and has delivered the Los Azules Technical Report and will be delivering the independent scoping study which together comprise the  Los Azules Preliminary Assessment to MIM by the end of March 2009.  MASA however has not, as of yet, exercised the MASA Option.

On exercise of the MASA Option, MIM is required to transfer the MIM Properties to MASA.  However, if in the opinion of MIM, the Los Azules Preliminary Assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then MIM has the right to earn a 51% interest in the Combined Property (the “Back-in Right”). To satisfy the conditions of the Back-in Right, MIM must assume control and responsibility for the Combined Property, make a cash payment to Minera Andes of three times MASA’s and its affiliates’ direct expenditures incurred and paid on the Combined Property after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the Los Azules Preliminary Assessment does not, in MIM’s opinion, meet the criterion contemplated above, MIM’s interest is reduced to a right of first refusal on a sale of the Combined Property, or any part thereof.  All lands that comprise the Combined Property’s mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

Upon exercise of the Back-in Right, the Combined Property will be transferred to a new operating company (“Newco”) and Xstrata and MIM will use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study.  If the project financing arrangements are accepted by MASA and such financing completes, MIM will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%.  If the project financing arrangements are rejected by MASA or if they are accepted by MASA but the project financing does not complete within a prescribed time (other than as a result of the acts or omissions of Xstrata and/or MIM), MASA will be solely responsible for the costs and expenses incurred by Xstrata and MIM in attempting to obtain such project financing.

The failure by MASA or MIM to pay the costs and expenses for which they are responsible from the date that MIM satisfies the conditions of the Back-in Right will result in a dilution of their respective interest in the operating company.

MASA and MIM are to use good faith efforts to negotiate and execute a shareholders’ agreement governing Newco, pending which Newco’s activities will be limited to those activities necessary to deliver the bankable feasibility study and maintain the Combined Property in good standing.  From the date that MIM satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and MIM will have a right of first refusal over any bona fide offer received by the other from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

If before MASA and MIM have negotiated and executed a mutually agreeable shareholders’ agreement for Newco: (a) MASA sells, assigns, transfers, conveys or otherwise disposes of all or any of its rights or interests in whole or in part in Newco or the Combined Property to any person other than an affiliate (an “assignment”); or (b) there is a change of control of MASA, the following shall occur: (i) where the assignment occurs prior to the date on which MIM satisfies the conditions of the Back-in Right, the provisions restricting the activities that may be undertaken by Newco after MIM satisfies the conditions of the Back-in Right will be invalidated and, where the assignment occurs after that date but before the execution of a shareholders’ agreement, those same restrictions as to the activities that may be undertaken by Newco will be of no further force and effect; (ii) the obligation of MIM and Xstrata to use commercially reasonable efforts to obtain project financing will be invalidated; and (iii) where the assignment occurs after the date on which MIM satisfies the conditions of the Back-in Right, Newco will be entitled to commence the development of a mine within 6 months from the effective date of such assignment.

The obligations of MASA under the Los Azules Option Agreement are guaranteed by the Corporation and the obligations of MIM are guaranteed by Xstrata.  The Los Azules Option Agreement imposes certain restrictions on the ability of the Corporation to enter into a transaction whereby a person acquires more than 50% of the Corporation’s ownership interest in MSC as at November 2, 2007.   The Los Azules Option Agreement also restricts the ability of the Corporation to enter a transaction whereby the Corporation ceases to hold the shares of Newco issued to MASA, the MASA Properties or the Combined Property, as the case may be.

The Corporation is required to consult with Xstrata and MIM immediately after a sale by MSC of its interests in the San José Project and prior to any distribution of proceeds from such sale by the Corporation to its shareholders.

The MIM Properties are subject to an underlying option agreement under which MIM was granted the option to acquire a 100% interest in approximately 1,400 hectares.  MIM has advised that this option was exercised on August 14, 2007 and the only remaining payment thereunder is a payment of $500,000 payable within 30 days after the completion of a feasibility study.

The remainder of the MIM Properties are subject to an option agreement between MIM and Solitario under which MIM was granted an option to acquire a 100% interest in those MIM Properties, subject to the right of Solitario to back-in for up to a 25% interest in those properties if MIM completes a feasibility study on the subject property within 36 months of MIM exercising the option.  To exercise the back-in right, Solitario must pay to MIM two times the corresponding percentage proportion of MIM’s actual expenditures in relation to the properties (for example, if Solitario backs-in in for 25%, the payment obligation is two times 25% of MIM’s actual expenditures).  If Solitario elects to back-in for 5% or less, or if Solitario backs-in for more than 5% but its interest is subsequently diluted to 5% or less, its interest will convert to a one percent net smelter royalty.  The option was exercised by MIM on April 23, 2007.

Solitario together with its parent, TNR Gold Corp., has commenced an action in the Supreme Court of British Columbia against MIM seeking amongst other things, rectification of its agreement with MIM to eliminate the 36 month restriction referred to above, or alternatively, a declaration that the 36 month restriction is not enforceable.  MIM is defending the claim, however the outcome of this Court action is not certain.  If Solitario is successful, and a feasibility study is completed at any time, MIM’s interest in substantially all of the MIM Properties (and, upon exercise of the MASA Option, MASA’s resulting interest therein) may be diluted by up to 25%.

In the same Court action, Solitario is seeking a declaration that the property referred to as “Escorpio IV” was not included in the option granted to MIM and that as a result, MIM has no interest in that property.  MIM has filed a Counterclaim against Solitario and TNR Gold Corp. seeking amongst other things, a declaration from the Court that Escorpio IV forms part of the property that was optioned to MIM and an order for Solitario and/or TNR Gold Corp. to convey a 100% interest in Escorpio IV to Xstrata.  The outcome of this action is not certain.  If MIM is successful in its claims, Escorpio IV will be included in the MIM Properties.  If MIM is not successful, Escorpio IV will be excluded.

Competitive Conditions

The base metal mineral exploration and mining business is a competitive business.  The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive base metal mineral properties.  The ability of the Corporation to acquire base metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for metal development or mineral exploration.

Environmental Protection Requirements

The Corporation’s mining, exploration and development activities are subject to various levels of federal, provincial and state laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.  See “Risk Factors – “Regulatory and permitting requirements significantly affect our mining operations and may have a material adverse effect on our business, financial conditions, results of operations and cash flows”.

Employees

As at December 31, 2008, the Corporation had six employees and seven contractors.

Foreign Operations Risks

The San José Project and the Los Azules Project, are both located in Argentina.  Any changes in regulations or shifts in political attitudes in such foreign country are beyond the control of the Corporation and may adversely affect its business.  Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety.  The effect of these factors cannot be accurately predicted.  See “Risk Factors – Economic and Political Instability in Argentina”.

ARGENTINA

Recent Mining and Economic History in Argentina

Argentina is the second largest country in South America, over 2.7 million square kilometers in area.  In 1983, Argentina returned to a multiparty democracy, which brought an end to nearly a half century of military intervention and political instability.  The country then began to stabilize; however, it was not until 1989, with the election of the government under President Carlos Menem, that Argentina's economy began to improve.  President Menem initiated economic reforms that included the privatization of many state companies and the implementation of the Convertibility Plan, which fixed the Argentine peso to the U.S. dollar at par.  Results of the reforms were positive; Argentina's gross domestic product grew at up to 8% per annum in the early 1990s and inflation dropped to between 1% and 3% per annum.  However, following a recession in 1999 and 2000, a severe political and economic crisis occurred in late 2001.

Between 2003 and 2007, Argentina sustained a significant economic growth cycle, with an average annual growth rate of approximately 8%.  However, during the last quarter of 2007, economic growth in Argentina decreased, as a result of the current global financial crisis and in particular, significant reduction in commodity prices.

In 1993, the Mining Investments Act instituted a new system for mining investment to encourage mineral exploration and foreign investment in Argentina.  Key incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs (in addition to the deductions available under the Income Tax Act), accelerated amortization of investments in infrastructure, machinery and equipment, an exemption from the tax on “Minimum Presumed Income” and an exemption from import duties for capital goods, equipment and raw materials used in mining and exploration.  Repatriation of capital or transfer of profits is unrestricted.  Argentina's mineral resources, administered by its 23 provinces or, in certain areas, the Argentinean federal government, are subject to a provincial royalty capped at 3% of the “mouth of mine” value of production, which provinces are entitled to waive or reduce.

In January 2008, the Argentinean Government reassessed regulations levying export duties on mining companies operating in the country, negatively affecting many operators.  This change in governmental policy and practice in respect of export duties did not impact the San José Project as MSC is party to a fiscal stability agreement that specifically fixes the export duty for doré bars at 5% and at 10% for concentrates.

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. According to Argentine Political State Organisation, the mines (and their mineral thereof) belong to the provinces in which they are located, which grant the exploration permits and mine concessions to the applicants.

However, the rights, obligations, and procedures for the acquisition, exploration, exploitation, and use of mineral substances in Argentina are regulated by the federal government, pursuant to the National Mining Code (the “Mining Code”) while the Provinces have the power to regulate procedural aspects of the Mining Code through Provincial Mining Procedure Codes and to organise the concession and enforcement authorities.

In general, a similar concept applies to the environmental aspects related to mining activities. Although the Mining Code regulates the main aspects of environmental regulations, the provinces act as enforcement authorities. Furthermore, in application of Section 41 of the Argentine Constitution, many provinces have also enacted additional environmental laws, which are directly or indirectly, applicable to mining activities.

The following summarizes the material aspects of Argentinean mining law.

Mining Code

The Mining Code establishes three classes of minerals, two of which are: (i) the main metalliferous substances such as gold, silver, copper, lead, etc. whose ownership is vested in the provincial government, which in turn grants exploitation concessions to private companies; and (ii) the other metalliferous substances, earthy minerals, industrial minerals, etc. that belong to the land owner. Except for minerals described in preceding item (ii), mineral rights in Argentina are separate from surface ownership rights. Creek bed and placer deposits, as well as abandoned tailings and mine waste rock deposits, are included in the latter mineral class.

Cateo

A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the exploitation of minerals discovered in the same area. Cateos are measured in 500 ha unit areas. A cateo cannot exceed 20 units (10,000 ha).  No person may hold more than 20 permits or 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be relinquished. At 700 days, 50% of the area remaining must be relinquished. Extensions may be granted to allow for bad weather, difficult access, or similar issues. Cateos are identified by a file number or dossier number.

Cateos are awarded by the following process:

(i)

an application is made in respect of a designated area, describing a minimum work program and providing an estimate of the investment to be made and a schedule for exploration;

(ii)

approval is granted by the province and a formal placement on the official map or graphic register is made provided, the requested area is not superseded by a previous mining right;

(iii)

publication of the claim is made in the provincial official bulletin so as to notify third parties of the claim, and;

(iv)

upon expiry of a period following publication in the official bulletin, the cateo is awarded.

The length of this process varies depending on the province, and often takes up to two years. Applications are processed on a first-come, first-serve basis. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the area of the cateo without its prior consent.

Until August 1995, a “canon fee”, or tax, of ARS$400 per unit was payable upon the awarding of a cateo. A recent amendment to the law requires that this canon fee be paid upon application for the cateo. The canon fee for the cateo is paid once for the entire term of the exploration permit.

Mina

Although the prior grant of a cateo is not a pre-condition for the granting of a exploitation right, the most common way to acquire a mina is to discover a mine as a consequence of an exploration process under a cateo. To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “pertenencias”. Each mina may consist of one or more pertenencias. “Common pertenencias” are six ha and “disseminated pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration development or mining is in progress in accordance with applicable law.

To convert an exploration concession to a mining concession requires a declaration of manifestation of discovery wherein a point within a cateo must be nominated as a discovery point. The manifestation of discovery is used as a basis for location of the pertenencias. Manifestations of discovery do not have a definite area until pertenencias are proposed.  Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the ore body.

Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed. A surveyed mina provides the highest degree of mineral rights in Argentina.

The application to the mining authority must include official cartographic coordinates of the mine location and of the reconnaissance area, and a sample of the mineral discovered. The reconnaissance area, which may be as much as twice the surface area projection of the mine, is intended to allow for the geological extent of the ore body and for site layout and development. Excess area is released once the survey plans are approved by the mining authority.

Once the application for a mine has been submitted, the holder of the mining concession may commence the mining operation. Any person opposed to the mine operation, whether a holder of an overlapping cateo, a land owner disputing the existence of the ore deposit or the class of the economic mineral, or a partner in the discovery who claims to have been neglected, must publicly register his opposition to the operation in the official publication of the mining authority. Within 100 days of officially registering his opposition, the person opposed to the mining operation must present a legal basis to support his claim against the location, nature, or assignment of the mining concession.

Within 30 days after the resolution of any dispute against the location, nature, or assignment of the mining concession, the holder of the mining concession must submit a legal survey of the properties (lots) requested for the mine, within the maximum property limits allowed by the Mining Code. The request is published in the official bulletin and may also be subject to dispute. Approval and registration of the legal survey request by the mining authority constitutes formal title of the mining property.

New mining concessions may also be awarded for mines that were abandoned or for which their original mining concessions were declared to have expired. In such cases, the first person claiming an interest in the property will have priority. A new mining concession will be awarded for the mine in the condition left by the previous holder.

The titleholder of a mine must fulfill three conditions as part of its mining concession in order to maintain its title in good standing: (i) payment of mining canons; (ii) provision of minimum investment; and (iii) reactivation of the mine if it is shut down for more than four years, if so demanded by the mining authority.

Mining canons are paid to the state (national or provincial) under which the mining concession is registered, and are paid in equal instalments twice yearly. The canon is set by national law according to the category of the mine. In general, the canon due per year is ARS$80 per 6 ha pertenencia for common ore bodies held by the mining concession, or ARS$800 per 100 ha pertenencia for disseminated ore bodies. Failure to comply with this obligation for fourteen months results in the cancellation of the mining right. However, the titleholder can recover the mining right for a period of 45 days after being so notified by the Mining Authority, by paying the outstanding canon plus a fine equal to 20% of the unpaid canon. The discoverer of the mine is exempt from paying canons for three years from the date on which formal title was awarded to the mine.

The holder of the mining concession must also commit to investing in the fixed assets of the property to a minimum of at least 500 times the value of the annual mining canon, over a period of five years. In the first two years, 20% of the total required investment must be made each year. For the final three years, the remaining 60% of the total required investment may be distributed in another manner. The mining concession expires if the minimum required investment schedule is not met. If the exploration or exploitation works at the mine are suspended for more than four years in a row, the mining authority can require the holder of the concession to prepare and undertake a plan to activate or reactivate work. Failure to file such reactivation plan within 6 months results in the cancellation of the mining right. Such work must be completed on the property within a maximum period of five years.

A new mining operation is entitled to national, provincial, and municipal tax exemptions for five years. The exemptions commence with the awarding of formal title to the mine. As discussed above, the Mining Investment Act has established a 30-year guarantee of fiscal stability for new mining projects and/or extension of existing projects which applies retroactively, once approved, to the date of presentation of the feasibility study for the project. The law allows for accelerated depreciation of capital goods, deductions in exploration costs, and access to machinery and equipment at international prices. Depreciation of infrastructure occurs over a three year time period (60% depreciation in the first year, 20% in the second and 20% in the third) while all other depreciation occurs in a straight line method of 33.33%.

The major taxes that affect the mining sector are National Income Tax (35%), Gross Revenue Tax (1% of revenue (depending on province) and Mining Royalties (up to a maximum of 3% of the “mouth of mine” value of production, depending on the province).

Royalties and Export Taxes

Under the Mining Investment Act, Argentina’s mineral resources are subject to a provincial royalty capped at 3% of the “mouth of mine” (pit-head) value of production, which provinces are entitled to waive or reduce, provided the province on where the mineral resources are located adheres to said law.

The province of Santa Cruz, where the San José Project is located, adhered to the Mining Investment Act by provincial law nº 2332.

In accordance to the applicable regulations, the Province of Santa Cruz is entitled to impose different royalty tax rates after evaluating the economic and social benefits that each particular mine operation brings to the Province, provided, the royalty does not exceed the 3% cap determined by the Mining Investment Act.

In that respect, the Province of Santa Cruz has issued local regulations setting for a range of royalties rates up to a maximum rate of 3% of the “mouth of mine” value of production applicable to mineral exploitation in the province.

In the specific case of MSC, the Provincial Mining Authority has established that doré from the San José Project will be subjected to the 1.85% royalty rate and that concentrates and precipitates will be subjected to the 2.55% royalty rate.

Under the Mining Investment Act, MSC has been granted two tax stability certificates in relation to provincial and federal taxes in Argentina in respect of the San José Project. The stability certificates have a term of 30 years commencing on November 18th, 2005 (date of filing of feasibility study).

Under this general framework, the mining royalties and export duties applicable to the San José Project can be summarized as following:

(i)

the mining royalty is fixed at 1.85% of the pit-head value for doré and 2.55% for mineral concentrates or precipitates; and

(ii)

the National Export Tax is fixed at 5% for doré and 10% for concentrates or precipitates although rebates are available if the final products are shipped from a Patagonian maritime port (depending on the port of exportation these rebates will be reduced to nil as from 2009 and 2010).

Environmental Regulation

The Environmental Protection Section of the Mining Code of Argentina, enacted in 1995, requires that each Provincial government monitor and enforce the laws pertaining to subscribed development and protection of the environment.

Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

A party wishing to commence or modify any mining-related activity as defined by the Mining Code, including prospecting, exploration, exploitation, development, preparation, extraction, and storage of mineral substances, as well as property abandonment or mine closure activity, must prepare and submit to the Provincial Environmental Management Unit (“PEMU”) an Informe de Impacto Ambiental or Environmental Impact Assessment (“EIA”) prior to commencing the work. Each EIA must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. The PEMU has a 60-day period to review and either approve or reject the EIA. However, the EIA is not considered to be automatically approved if the PEMU has not responded within that period. If the PEMU deems that the EIA does not have sufficient content or scope, the party submitting the EIA is granted a 30-day period in which to resubmit the document.

If accepted by the PEMU, the EIA is used as the basis to create a Declaración de Impacto Ambiental or Declaration of Environmental Impact (“DEI”) to which the party must swear to uphold during the mining-related activity in question. The DEI must be updated every two years, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Sanctions and penalties for non-compliance to the DEI are outlined in the Environmental Protection Section of the Mining Code, and may include warnings, fines, suspension of environmental Quality Certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities.

Further to the provisions of the Mining Code on Environmental Protection, mining activities are also subject to other environmental regulations issued at the federal and provincial level (from the province in where such activities are carried out).

All mineral rights described above are considered forms of proprietary rights and can be sold, leased or assigned to third parties on a commercial basis. As described before, cateos and minas can be forfeited if minimum work and investments requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

RISK FACTORS

We do not control (jointly or otherwise) the San José Project and have no control over the timing or amount of future cash calls.

We hold 49% of the voting shares of MSC and Hochschild holds the balance.  The Board of MSC consists of three members, only one of which is a nominee of Minera Andes.  Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Project.  Accordingly, MSC and the San José Project are under the control of Hochschild.

As a result, we have a limited, if any, ability to control the timing or amount of cash calls or any other matter relating to the management of MSC and the San José Project and decisions made in that regard may have an adverse effect on our operations and financial position.

Furthermore, the OJVA provides that the Board of MSC may elect to raise additional funds by issuing shares of MSC, and in such event, each shareholder of MSC shall have a pre-emptive right to subscribe and pay for its pro rata share of such additional shares of MSC.  Historically, MSC’s operations have been financed in this manner.  Any shares not purchased by Minera Andes pursuant to its pre-emptive right may be purchased by Hochschild.  Accordingly, in the event of a cash call by MSC financed by share subscriptions, a failure by Minera Andes to exercise its pre-emptive right, in full or at all, may result in a reduction of the Corporation’s interest in the San José Project.

There can be no assurance that if a cash call is made, we will have the funds available to satisfy such cash call when due and that our interest in the San José Project will not be reduced.

Any cost overruns or cash shortfall at the San José Project could require further investment by us.

MSC currently anticipates that cash from operations at the San José Project will be sufficient to finance operations and planned capital expenditures.  There can be no assurance that actual capital costs will not exceed budgeted capital costs, that cash from operations will meet MSC’s forecast or that other capital expenditures will not be approved by MSC for the San José Project.  If, and to the extent, cash from operations is insufficient to fund cost-overruns, sales or production are lower than expected or an additional capital project is initiated, additional investment by the shareholders of MSC (including the Corporation) may be required.  Any requirement for additional investment, by share subscription or loan or otherwise, could adversely affect the Corporation’s financial position.

More particularly, and as stated above, any request for financing by MSC structured as a share subscription under the OJVA, if not fully satisfied by Minera Andes, could cause our interest in the San José Project to be reduced.

We have no operational cash flow and are dependent on external financing.

Although production at the San José Project commenced in 2007, we currently have no source of operational cash flow. The OJVA provides that it shall be the policy of MSC to maintain excess distributable cash and that unless the Board of MSC unanimously decides otherwise, MSC shall distribute, on a semi-annual basis all cash not reasonably required for operations or expansion.  However, in the Draft Loan Documents, the parties have agreed that the Project Loan plus accrued interest will be repaid by MSC quarterly and thereafter distributions will be made to the shareholders of MSC only to the extent there is sufficient excess cash flow.  As previously stated, the aggregate principal amount of the Project Loan is currently $65 million. Accordingly, there can be no assurance if and when cash distributions will be received from MSC, or if such distributions will be sufficient by themselves to fund our continuing exploration and development activities.

As a result we may continue to depend on third party financing to pay future cash calls by MSC, fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements.  Failure to obtain sufficient financing, as and when required, may result in a delay or indefinite postponement of exploration, development or production on any or all of our properties or even a loss of our assets.  There can be no assurance that additional capital or other types of financing will be available or that, if available, the terms of such financing will be favourable to the Corporation.

A substantial or prolonged decline in metal prices, particularly gold, silver or copper, would have a material adverse effect on us.

The price of our common shares, our financial results, and our exploration, development and mining activities have previously been, and may in the future be, significantly adversely affected by declines in metal prices. Metal prices are volatile and are affected by numerous factors beyond our control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mining countries throughout the world. Any future serious drop in the price of metals could adversely impact our future revenues, profits and cash flows. In particular, sustained low metal prices could:

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reduce cash from operations at the San José Project, requiring additional investment by, or loan from, the Corporation to remedy a cash shortfall;

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cause suspension of the development of the mine at the San José Project;

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reduce or eliminate the benefit of growth opportunities anticipated from the development of our Los Azules Project;

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reduce or eliminate our ability to obtain credit;

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force us to lose our interest in, or to sell, all or some of our properties;

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halt or delay the development of new projects; and

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reduce funds available for exploration.

Furthermore, declining commodity prices could impact our operations by requiring a reassessment of the feasibility of any of our projects.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.  In addition, mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

Global economic conditions combined with our financial position could make financing our operations and business strategy more difficult.

The Corporation had a net loss of $7.0 million for the year ended December 31, 2008 compared to a net loss of $8.2 million for the year ended December 31, 2007. There is no assurance that we will not continue to incur losses.  Numerous factors, including declining metal prices, lower than expected ore grades or higher than expected operating costs (including increased commodity prices), and impairment write-offs of mine property and/or exploration property costs, could cause us to continue to be unprofitable in the future.

In addition, current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.

In the short term, these factors, may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us.  In the longer term these factors, could have important consequences, including the following:

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increasing our vulnerability to general adverse economic and industry conditions;

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limiting our ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;

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limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

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placing us at a disadvantage when compared to our competitors that have cash flow from operations.

We anticipate that the Project Loan will be subject to interest rate fluctuations, upon the execution of the Draft Loan Documents.

The Project Loan currently bears interest at a fixed rate of 8.21% per annum (which is based on a LIBOR rate at the time of the advance of the Project Loan plus 2.50%).  It has been agreed that once the Draft Loan Documents are finalized, interest will be LIBOR plus 2.85%.  The terms including the fixed interest rate of the Project Loan Receivable are the same as the terms of the Project Loan Payable.  At this time there is nil interest rate risk on the Project Loan Receivable and Project Loan Payable.  We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian and United States dollars.  However, a significant portion of our operating costs are incurred in Argentinean pesos.  Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian, United States dollar and Argentinean peso, and these fluctuations could materially affect our financial position and results of operations as construction, development and other costs may be higher than anticipated.  The costs of goods and services could increase due to changes in the value of the Canadian dollar, the United States dollar, or the Argentinean peso.  Consequently, operation and development of our properties might be more costly than we anticipate.

The Corporation is subject to risks relating to economic and political instability in Argentina.

All of the Corporation’s material properties are located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina.

During an economic crisis in 2002 and 2003, Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations. In addition, the Government has renegotiated or defaulted on contractual arrangements.

In January 2008, the Argentinean Government reassessed its policy and practice in respect of export duties and began levying export duties on mining companies operating in the country.  Although this particular change does not affect the Corporation as its fiscal stability agreement explicitly fixes export duties at 5% for doré bars and 10% for concentrates, there can be no assurance that the Argentinean Government will not unilaterally take other action which could have a material adversely effect the Corporation’s interests in Argentina, including in particular the San José Project.

There also is the risk of political violence and increased social tension in Argentina and Argentina has experienced periods of civil unrest, crime and labour unrest.

Certain political and economic events such as acts or failures to act by a government authority in Argentina, and acts of political violence in Argentina, could have a material adverse effect on the Corporation’s ability to operate.

There have been recent indications in Argentina that payments of refunds of VAT (IVA) taxes may be delayed, Delays in the payment of VAT tax refunds may have an impact on the cash flow from the operations of MSC.

Estimates of mineral reserves and mineral resources could be inaccurate.

The figures for mineral reserves and mineral resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably.  There are numerous uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated and inferred mineral resources, including many factors beyond our control. The estimation of reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates may not be accurate and there can be no assurance that mineral reserves and resources can be mined or processed profitably.  Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in metal prices, results of drilling, metallurgical testing, production costs or recovery sales, and the evaluation of mine plans subsequent to the date of any estimate could require revision of reserve and resource estimates. The volume and grade of mineral reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reduction in estimates of mineral reserves and resources, or our ability to extract these mineral reserves and resources, could have a material adverse effect on our further cash flow, results of operation and financial condition.

Mining activities are subject to a number of risks and hazards that may result in damage to property, delays and possible legal liability.

The Corporation’s business operations are subject to risks and hazards inherent in the mining industry.  The exploration for and the development of mineral deposits involves significant risks, including:

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environmental hazards;

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discharge of pollutants or hazardous chemicals;

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industrial accidents;

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labor disputes and shortages;

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supply and shipping problems and delays;

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shortage of equipment and contractor availability;

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difficulty in applying technology such as bio-oxidation processing;

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unusual or unexpected geological or operating conditions;

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cave-ins of underground workings;

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failure of dams;

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fire;

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marine and transit damage and/or loss;

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changes in the regulatory environment; and

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natural phenomena such as inclement weather conditions, floods and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. We could (directly or through a project in which we have an interest) incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on our financial position and results of operations.

We need to continually discover, develop or acquire additional mineral properties and a failure to do so would adversely affect our business and financial position in the future.

Mineral exploration, in which we are significantly engaged at this time, both directly and indirectly, is highly speculative, involves substantial expenditures, and is frequently unsuccessful.  Few prospects that are explored end up being ultimately developed into producing mines. To the extent that we continue to be involved in exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our exploration efforts will be successful. The success of exploration is determined in part on the following factors:

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the identification of potential mineralization based on superficial analysis;

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availability of prospective land;

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availability of government-granted exploration and exploitation permits;

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the quality of our management and our geological and technical  expertise; and

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the capital available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of mineral reserves, the expansion of existing mineral reserves and the development of mines.

Whether income will result from projects undergoing exploration and development programs depends on the successful establishment of mining operations.  Factors including costs, actual mineralization, consistency and reliability of ore grades and commodity prices affect successful development.

Developed mines have limited lives based on proven and probable mineral reserves.  The ability to maintain or increase annual production depends in significant part on the identification of new reserves and resources.

Regulatory and permitting requirements significantly affect our mining operations and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our activities are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.  Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where we have projects or interests in projects may have a material adverse effect on our exploration activities, results of operations and competitive position.  New or expanded regulations, if adopted, could affect the exploration or development of these projects or otherwise have a material adverse effect on operations.  To the extent such approvals are required and not obtained, the Corporation or any operator of a project in which we have an interest, may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties, or projected production commencement dates, production amounts and costs could be adversely affected.

Mining operations require mining and other permits from the government.  These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or expensive to comply.  Furthermore, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits, additional permits for any possible future changes to operations, or additional permits associated with new legislation.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Due to an increased level of non-governmental organization activity targeting the mining industry, the potential for the government to delay the issuance of permits or impose new requirements or conditions upon mining operations may be increased.  Environmental legislation is evolving in a manner which will likely require strict standards and enforcement, increased time and penalty for non-compliance, more stringent environmental assessments or proposed projects and a heightened degree of responsibilities for companies and their officers, directors and employees.  Any changes in government policies may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which we (or any operator of a project in which we have an interest) may encounter in the future, cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within various jurisdictions.

To the extent that we (or any operator of a project in which we have an interest) are subject to any such changes, they may have a material adverse effect on our operations.  Environmental hazards may also exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect our business, financial condition, results of operations and cash flows.

We currently do not have a hedging program.  Implementation of a hedging program might be unsuccessful and incur losses.

We do not have a hedging program nor do we have plans to engage in hedging activities in the future.  Hedging activities are intended to protect a company from fluctuations in the price of gold and to minimize the effect of declines in metal prices or results of operations for a period of time.  However, if we do implement a hedging program in the future, we may be prevented from fully benefiting from higher spot market metal prices to the extent that production is hedged.

We are subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on our financial position and results of operations.

We face competition from other mining companies in connection with the acquisition of properties.

We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. The majority of these companies have greater financial resources, operational experience and technical capabilities.  As a result of this competition, we might be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our revenues, operations and financial condition could be materially adversely affected.

Title to our mineral properties could be challenged.

We periodically confirm the validity of our title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged.  Our mineral properties (including those in which we have an interest) could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, we (or any operator of a property in which we have an interest) might be unable to operate our (or their) properties as permitted or to enforce our (or their) rights with respect thereto.

Our insurance coverage could be insufficient.

The Corporation’s business is (directly and indirectly) subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations.  The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Any limitations on the transfer of cash or other assets between the Corporation and its subsidiaries or joint venture partners could adversely impact the available credit, valuation and stock price of the Corporation.

Minera Andes is a Canadian company that conducts operations through foreign (principally Argentinean) subsidiaries and joint ventures, and substantially all of our assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict our ability to fund our operations efficiently.  Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on available credit and our valuation and stock price.

We depend on the services of key executives.

We are dependent on the services of key executives including our President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel.  Due to the relatively small size of our management team, the loss of these persons or our inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of our properties, which could have a material adverse effect on our business and future operations.  We do not have key person insurance.

The market price of our common shares could experience volatility and could decline significantly.

Our common shares are listed on the TSX under the symbol MAI and are quoted on the NASD OTC Bulletin Board under the symbol MNEAF. Securities of “small-cap” companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.  Our share price is also likely to be significantly affected by short-term changes in metal prices or in our financial condition or results of operations as reflected in our quarterly earnings reports.  Other factors unrelated to our performance that could have an effect on the price of our common shares include the following:

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the extent of analytical coverage available to investors concerning our business could be limited if investment banks with research capabilities do not follow our securities;

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the trading volume and general market interest in our securities could affect an investor's ability to trade significant numbers of common shares; and

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the size of the public float in our common shares may limit the ability of some institutions to invest in our securities.

As a result of any of these factors, the market price of our common shares at any given point in time might not accurately reflect our long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  We could in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Investors could have difficulty or be unable to enforce certain civil liabilities against us, certain of our directors and our experts.

Minera Andes is a Canadian corporation.  Substantially all of our assets are located outside of Canada and the United States, and our head office is located in the United States.  It might not be possible for investors to collect judgments obtained in Canadian or United States courts predicated on the civil liability provisions of Canadian or U.S. securities legislation.  Execution by United States courts of any judgment obtained against us or any of the directors, executive officers or experts in the United States courts would be limited to our assets or the assets of such persons or corporations, as the case might be, in the United States.  The enforceability in Canada of United States of judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

The existence of outstanding rights to purchase or acquire common shares could impair our ability to raise capital.

As of the date of this AIF, approximately 33 million common shares are issuable on exercise of warrants, options, agents’ compensation options and agents’ compensation warrants. During the life of the warrants, options, agents’ compensation options and agents’ compensation warrants, the holders are given an opportunity to profit from a rise in the market price of common shares, with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of our common shares.  The holders of the warrants and options can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

We may not pay dividends on our common shares.

We have never paid cash dividends on our common shares nor do we currently intend to pay dividends.  As a result, investors will have to rely on capital appreciation, if any, to earn a return on their investment in our common shares in the foreseeable future.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Corporation’s ability to raise capital through future sales of common shares.

SAN JOSÉ PROJECT

Unless otherwise stated, the information in this section is based on the San José Technical Report.  In accordance with instruction (ii) of Item 5.4 of 51-102F2, a form prescribed by National Instrument 51-102–“Continuous Disclosure Obligations” (“NI 51-102”), the summary contained in the San José Technical Report is reproduced below.

Property Setting

The Property is situated in the Province of Santa Cruz, southern Argentina, 1,750 km south–southwest of the capital city, Buenos Aires, and 230 km southwest of the Atlantic coast port city of Comodoro Rivadavia.  Access to the Property from Comodoro Rivadavia takes about 4.5 hours and is mostly along paved highways with the final 32 km along a well-maintained gravel road.  Elevations on the Property range between approximately 300 and 700 masl.

Topography is gently rolling, with a few deeply incised valleys.  The climate is arid to semi-arid with short warm summers, and winters with temperatures commonly below 0ºC.  Mining and exploration can continue year round in this part of Argentina.

Most of the Property area is uninhabited; it is however, used by local farmers for sheep and cattle grazing.

Tenure and Agreements

The Project is operated as a joint venture between Minera Andes S.A. (49%) and Hochschild Mining plc (51%), through the holding company Minera Santa Cruz S.A (MSC).

The Project covers 50,491 ha, comprising 46 contiguous Mining Claims (8 “Minas” or approved mining claims; and 38 “Manifestations” or claims that are in the application process for mining claim status) and one exploration claim (cateo).  Mineral Reserves are hosted on “Minas” El Pluma E3 and El Pluma 4.  The claims are all in good standing, with the appropriate annual holding costs paid.  MSC holds the surface rights to the “San José Estancia”, where the mine and associated infrastructure are constructed and the “La Carmancita Estancia”, which provides right of way access between the mine and closest paved highway.

MSC retained Vector Peru S.A. to complete an EIA covering the Project in 2004.   Approval was received from the Santa Cruz Provincial Department of Mining (DPM) on 1 March 2006.  MSC has received an Environmental Quality Certificate from the DPM for 2006 and is currently awaiting approval for the 2007 certificate from the DPM.  All other permits required to operate the mine are in place.

Previous Work

There is no formally-recorded exploration on the project prior to Minera Andes’ work during 1997 to 2001.  Surface exploration during this period resulted in the discovery of the Huevos Verdes and Saavedra West epithermal vein and breccia systems.  Hochschild Mining plc (until November 2006, a private Peruvian group named Mauricio Hochschild & Cia. Ltda) joint ventured into the property in 2001.

In 2004, a Feasibility Study was commissioned to evaluate the economics of an underground mining operation on the Huevos Verdes and Frea Veins.  The Feasibility Study envisaged a 750 t/d operation over a 4.3 year mine-life, using mechanized cut-and-fill mining as the primary mining method, supplemented by conventional cut-and-fill mining where the vein width was not sufficient to permit entry of the mechanized equipment.  Waste rock was to be used as backfill in the mining operation.  San José mineralization was to be processed on-site using conventional crushing, grinding, flotation and concentrate cyanidation leach technology, with cyanide recovery and destruction.  Gold and silver was planned to be recovered by standard Merrill Crowe zinc precipitation and refined to produce doré bars.

The Feasibility Study was completed in October 2005 and in March 2006 led to a positive development decision, and commencement of commercial production in late June 2007.  The veins included in the current mine plan are the Huevos Verde Veins, comprising three northwest aligned, discontinuous zones: Huevos Verdes North (HVN), Huevos Verdes Central (HVC) and Huevos Verdes South (HVS), the Frea vein and the Kospi vein.  The three main veins HV, Frea and Kospi vein are located within about a 2 km radius of each other.

Geology and Mineralization

The San José Project is located in the extreme northwest corner of the 60,000 square kilometre Deseado Massif, in Patagonia, Southern Argentina.  Jurassic volcanic rocks in the massif host numerous widely-distributed clusters of gold and silver bearing quartz veins such as Cerro Vanguardia, Martha, Manantial Espejo and San José.  The Deseado Massif consists of Palaeozoic low-grade metamorphic basement rocks unconformably overlain by an extensive sequence of Middle to Upper Jurassic-aged andesitic to rhyolitic volcanic and volcanoclastic rocks.  The Jurassic rocks are divided into the Bajo Pobre Formation, predominantly of intermediate composition, and the felsic Bahia Laura Group, which discordantly overlies the Bajo Pobre Formation.  The Bahia Laura Group is in turn subdivided into the Chon Aike Formation (dominantly ignimbrites) and the La Matilde Formation (dominantly volcaniclastic rocks).  These units are overlain by Cretaceous-aged tuffs and siliciclastic sediments of the Castillo Formation, which were deposited in small fault-controlled basins concentrated along the northern and southern margins of the Deseado Massif.  Overlying these are Tertiary-aged flood basalts of the Alma Gaucha Formation, which are widespread and cover much of the northwestern and central portions of the massif.

Most mineralization and exploration targets on the San José Property are hosted in the Bajo Pobre Formation, and to a lesser degree, the Chon Aike Formation.  Occurrences have also been documented in the Cretaceous-aged rocks.  Targets other than the principal veins under production and development and their strike extensions, include the Odin (A and B), Ayelen, Flor, HV West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West.  An exploration program is currently underway to explore these targets.

Mineralization is developed in low-sulphidation epithermal quartz vein, breccia and stockwork systems, and consists of banded to mottled “ginguro” quartz with irregular sulphide bands, mineralized by fine-grained argentite, pyrite and occasionally arsenopyrite.  Sulphide percentages vary from vein to vein, but average from <1% to 5%.

Vein lengths and thicknesses at the principal veins are variable, including 400 m of strike and 0.5 m to 4.0 m thicknesses at HVN; 520 m of strike and 0.5 m to 3.0 m thickness at HVS; 400 m of strike and 0.5 m to 5.0 m thickness at HVC; 600 m of strike and 0.5 m to 7.0 m thickness at Frea; and 1,100 m of strike and 0.3 m to 9.5 m thickness at Kospi.

The mineralized systems are preferentially developed in normal-sinistral faults striking 330° to 340°, and conjugate dextral faults striking ~300°.  Fault slickensides at Huevos Verdes rake from 0° to 90° indicating that fault-veins range from pure strike-slip to dip-slip.  Veins have variable dips, ranging from 42º and 75º to the northeast in the Huevos Verde and Frea veins to 65º to the southwest in the Kospi vein.

Alteration comprises a narrow halo of silicification around veins and fractures, surrounded by an extensive zone of intermediate argillic (often with an argillic overprint) alteration that is mixed with phyllic alteration.  The intermediate alteration zone is in turn surrounded by a much more extensive zone of propylitic alteration.

Drilling and Sampling

Since 1998, a total of approximately 98,744 m in 583 exploration holes has been drilled on the various zones and targets throughout the Property.  Of these, 493 of the holes are core (89,651 m) and 90 holes (9,093 m) are reverse circulation (RC).  In addition there are more than 6,500 underground channel samples in roughly 2,000 sample lines from the HVN, HVS, and Frea veins, and more than 170 surface trenches.

A total of 472 drill holes and trenches (76,478 m) and 2,733 channel samples and are used to support the mineral resource estimates at HVN, HVS, HVC, HVrml, Frea and Kospi.

Data Verification

Data were verified in four phases, dating from 2001 to 2007.  Verification included laboratory visits (2001 and 2005), independent core sampling (2001 and 2004), drill collar location verification (2004 and 2007), down hole survey review (2005 and 2007), density review (2005 and 2007), geological interpretation review (2005 and 2007), database auditing (2005 and 2007).  In addition, reviews of the QA/QC data (blanks, standards, pulps and duplicates) were undertaken in 2004 and 2007.  The checks indicated that most of the data are sufficiently free from error to support resource estimation; however, underground channel-chip sample precision continues to be poor, mainly due to difficult sampling conditions and, possibly, to inadequate sampling procedures.  In addition, since the last Technical Report in 2005, an incomplete QA/QC program has been in place, lacking sufficient coverage of coarse and pulp duplicates.  As a result, AMEC is unable to comment on sub-sampling and analytical precision; however, Au and Ag accuracy are within acceptable limits.

Mineral Resources

Mineral Resources, as of 30 June 2007, were estimated by Hector Aspajo, MAusIMM and Abel Puerta, MAusIMM, (MSC), and audited and adjusted by Emmanuel Henry, MAusIMM (CP) from AMEC.

Databases were constructed and maintained using the GEMM system, a proprietary MSC database.  All assays were composited to full-width vein intercepts, and were not weighted with respect to vein intercept lengths.  Each intercept thus represents a single composite. Composites and 3-dimensional solid models were constructed utilizing MineSight® commercial mine modelling software.  Grade estimations for gold and silver were completed utilizing ordinary kriging methods via MineSight routines.  Block grades were estimated within a “marginal cut-off” shell equating to $US45/t

A geological model was completed for each vein, containing two solids (domains); one representing the quartz vein and the other restricted to a US$45/t “marginal economic cut-off, which is internal to the quartz vein domain.  The resource model was then constrained to the latter domain.  The blocks were classified as Measured, Indicated or Inferred, in accordance with the Australasian 2004 JORC Code, based on the variogram ranges and the index of relative variability.  These classifications were reconciled with 2005 CIM definitions.  During the audit AMEC encountered several tabulation errors in the Huevos Verdes estimates and made the appropriate corrections.  AMEC has re-tabulated the mineral resources and the restated CIM-definition-compliant resource estimates for the overall San José Project as shown in Table 1-1.  AMEC also detected a high bias in the silver estimates at Huevos Verdes South in the order of 14%, which was not corrected.

The mineral resources were estimated using the following assumptions within a “marginal cut-off” shell equating to $US45/t or a silver-equivalent cut-off grade of 176 g/t Ag-equiv:

•

gold grade top-cuts:  65 g/t HVS; 10 g/t HVC; 50 g/t HVN; 50 g/t HVS Rml; 50 g/t Frea; 30 g/t Kospi

•

silver grade top-cuts: 6,000 g/t HVS; 500 g/t HVC; 4,000 g/t HVN; 5,000 HVS Rml ; 3,000 g/t Frea; 2,700 g/t Kospi

•

density:  2.595 t/m3  for all Huevos Verde zones, 2.611 t/m3 for Frea and Kospi

•

gold mill recovery:  89.65%

•

silver mill recovery:  90.49%

•

gold commercial recovery: 99.68%

•

silver commercial recovery: 99.75%

•

gold price:  US$500.00/oz

•

silver price:  US$9.00/oz

Table 1-1: San José Project - Mineral Resources (Effective Date June 30, 2007),
A. Puerta, MAusIMM (adjusted by E. Henry, MAusIMM (CP) – AMEC)

Vein	Category	Tonnes	Ag	Au	Ag	Au
		(kt)	(g/t)	(g/t)	(1,000 oz)	(1,000 oz)
Huevos Verdes	Measured	290	691	9.04	6,447	84
	Indicated	325	368	5.26	3,849	55
	Measured & Indicated	616	520	7.04	10,296	139
	Inferred	37	348	5.66	411	7
Frea	Measured	354	397	5.70	4,523	65
	Indicated	596	377	10.51	7,222	201
	Measured & Indicated	950	384	8.72	11,745	266
	Inferred	83	333	7.07	887	19
Kospi	Measured	-	-	-	-	-
	Indicated	800	622	7.63	15,991	196
	Measured & Indicated	800	622	7.63	15,991	196
	Inferred	110	577	9.06	2,040	32
Total San José	Measured	645	529	7.20	10,969	149
	Indicated	1,721	489	8.18	27,062	453
	Measured & Indicated	2,365	500	7.91	38,032	602
	Inferred	230	452	7.80	3,338	58

Notes:

Cut-off Block value >US$45 = approximately 176 g/t AgEq; rounding of tonnes, as required by reporting guidelines may result in apparent differences between tonnes, grades, and contained metal.

The Measured and Indicated Mineral Resources has grown by 586 kt, 8,185,000 ounces of silver and 125,000 ounces of gold since the December 31, 2006 statement (Table 1-2).  This is primarily the result of additional drilling.

Table 1-2: San José Project - Mineral Resources Comparison
between December 31, 2006 (AMEC, 2007) and June 30, 2007

Resource Estimate Date	Category	Tonnes (Kt)	Ag (g/t)	Au (g/t)	Ag (1,000 oz)	Au (1,000 oz)
June 30, 2007	Measured	645	529	7.20	10,969	149
	Indicated	1,721	489	8.18	27,062	453
	Measured & Indicated	2,365	500	7.91	38,032	602
	Inferred	230	452	7.80	3,338	58
December 31, 2006	Measured	291	605	7.80	5,662	73
	Indicated	1,488	505	8.44	24,184	404
	Measured & Indicated	1,779	522	8.33	29,847	477
	Inferred	318	567	9.03	5,799	92
Difference since December	Measured	354	-76	-1	5,307	76
	Indicated	233	-16	-0	2,878	49
	Measured & Indicated	586	-22	0	8,185	125
	Inferred	-88	-115	-1	-2,461	-34

Notes:

Cut-off Block value >US$45 = approximately 176 g/t AgEq; rounding of tonnes, as required by reporting guidelines may result in apparent differences between tonnes, grades, and contained metal.

Mineral Reserves

Mineral reserves at the HVN, HVC, HVS, Frea and Kospi Veins were estimated by Abel Puerta MAusIMM (MHC) and reviewed/adjusted by Pierre Rocque, P. Eng from AMEC (Table 1-3).  The estimate was completed in accordance with CIM Mineral Resource and Mineral Reserve Standards.

Table 1-3: Mineral Reserves (P. Rocque, P. Eng., June 30th, 2007)

	Proven and Probable (t)	Au (g/t)	Ag (g/t)	Proven (t)	Au (g/t)	Ag (g/t)	Probable (t)	Au (g/t)	Ag (g/t)
Huevos Verdes (HV)
South (HVS)	287,000	7.64	565	177,000	8.70	655	110,000	5.93	419
Center (HVC)	78,000	3.90	214	-	-	-	78,000	3.90	214
North (HVN)	230,000	3.69	301	130,000	4.44	349	100,000	2.73	240
Total HV	595,000	5.62	417	307,000	6.91	526	288,000	4.26	301
Frea	937,000	7.77	343	350,000	4.84	344	587,000	9.52	342
Kospi	854,000	6.52	536	-	-	-	854,000	6.52	536
Total	2,386,000	6.79	430	657,000	5.80	429	1,729,000	7.16	431

Note:

Rounding of tonnes as required by reporting guidelines may result in apparent differences between tonnes and grades.

Reserve parameters utilized by MHC were modified as required, and the following parameters support the reserves estimates:

•

minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes

•

unplanned dilution of 12% (adjusted from 15% used in the Feasibility Study)

•

mining recovery of 95% (adjusted from 98% used by MSC)

•

stopes outlined according to a break-even cut-off value of US$94/t and also by consideration of key mining criteria such as width, equipment selection and stope access

•

recovery figures used against sill pillar reserves of 25% dilution and 75% mining recovery (not considered in MSC estimate)

•

10 m crown pillar

•

Mineral Reserves shown above are inclusive of the Mineral Resources shown on Table 1-1.

Mineral Reserves are considered sufficient to support a 9 year mine-life at an average mining rate of 750 t/d.

Mine Development and Mine Plan

The Huevos Verdes complex and the Frea vein are accessed via two separate declines from surface.  The Frea vein is currently being mined by the MCF (mechanized cut-and-fill) method whereas portions of the HV vein are scheduled to be mined by the CF (conventional cut-and-fill) method due to narrower vein widths than at Frea.  It is anticipated that the same mine design will be implemented for the Kospi deposit, once the characteristics of the vein are better understood.

The mining plan provided by MSC for the Huevos Verdes and Frea veins is based on minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes.  A 1-boom jumbo is used for development and production drilling in wider stopes (i.e. over 1.5 m); otherwise, hand-held drills (i.e. “stopers”) are used for production drilling.  Ore haulage to the ore passes is by scooptrams ranging from 1.5 yd3 to 4.0 yd3.  Current haulage is performed by 20 t trucks via the ramp to surface where it is transported directly from the mine to the processing plant.

Waste rock from development will be used for backfill in the cut-and-fill mining.  Later in the mine life, when a shortage of waste rock for backfill occurs, then borrow surface till will be used for backfill.

Fresh air is distributed throughout the mine via a “pull” ventilation system, which uses one fan per vein to pull the air into the mine through near-vertical raise-bored raises and the declines.

According to the RMR classification system, both the HVN and HVS zones show Poor to Fair quality rockmass designations and the Frea zone ranges from Fair to Good.  The most competent ground occurs in the ore body, then in the footwall, and finally in the hanging wall.  Ground conditions tend to improve with increasing depth below surface.  Visual assessment underground corroborates this statement.  Bolts and wire mesh were observed occasionally; however, no systematic bolting has been implemented underground.  In AMEC’s opinion, excavations where back span exceeds 3 m, and where the RMR value is less than 50, should be systematically bolted using a minimum 1.8 m (effective length) bolt.

Connection to the national power grid was deemed non-feasible during the Feasibility Study due to its inadequate and unreliable supply capacity.  Consequently, electrical power is provided by an on-site, diesel-fired power generating station.  The power generating plant consists of four generators, each capable of providing 1,600 kW of power (at 50Hz).  Under normal operations, three generators provide approximately 4,800 kW, thus allowing one generator on standby.

Production currently comes from the Frea (60%) and HVS (40%) veins at a rate of 750 t/d.  MSC is planning to increase daily throughput to 1,500 t/d.

An annual refining contract with Argor-Heraeus SA that is under negotiation will provide a market for gold and silver produced from the San José property.

Metallurgy and Processing

Several bench-scale metallurgical investigations have been conducted on Huevos Verde samples since testwork was initiated by Minera Andes in 1998.  Five metallurgical test programs were conducted on Huevos Verde samples between 1998 and 2005.  Frea was investigated as part of the 2005 Feasibility Study.  In these test programs, various metallurgical variables were examined to determine the optimum design parameters for the processing plant.  The Feasibility Study proposed a concentrator flowsheet using two-stage crushing, ball mill grinding, flash and rougher flotation, pre-aeration, concentrate cyanide leaching in conventional agitated tanks and dewatering, acid volatilization cyanide recovery (AVR), sulphur dioxide-air (SO2-Air) cyanide destruction, and Merrill Crowe-smelting for the production of a gold-silver doré.  A primary P80 grind of 75 µm was recommended, and an overall life-of-mine recovery of Au 90% and Ag 88% projected.

During early 2006, MSC and Gekko Systems (Gekko) jointly reassessed the Feasibility Study process flowsheet and began investigating the use of an alternative Gravity-Flotation-Intensive Leaching (GFIL) gold and silver recovery flowsheet that was developed by Gekko.  Gold and silver will be recovered by direct electrowinning and resin column scavenging from the concentrate leach solution.

During 2006 and early 2007 Gekko conducted two phases of bench scale metallurgical testwork on metallurgical samples from HV and Frea veins to support their process design. Additional amenability testwork was subsequently conducted by Tecsup in 2007 on metallurgical samples from the new Kospi vein. Overall AMEC considers the testing completed on this process to be at a pre-feasibility level. The testwork generally confirms the amenability of the HV, Frea and Kospi veins to either the original feasibility flotation-leaching or the Gekko GFIL flowsheets. In general the veins are metallurgically similar. Metallurgical variability test work should be completed on Kospi in the future for mine planning recovery purposes.

The 750 t/d Gekko based process plant currently being commissioned by MSC is the first application of the process on a continuous basis, in this configuration, at this scale and on this type of mineralogy.  MHC´s prior experience with the Gekko ILR technology and the preliminary Gekko testwork results led them to decide to advance the San José project to construction based on the Gekko flowsheet without any need for further assessment or a detailed feasibility study on the process. The current flowsheet is based on a primary grind size of P80 110 μm.

The final product will be doré bars.  There is an option to produce a gold-silver concentrate, using a flotation cleaner and filter circuit provided, which will be bagged for shipping to a smelter.  This will only be activated if the intensive leach plant is not operating.

There is often some potential for unanticipated throughput and recovery loss and high operating cost risk exposure and learning curve typically associated with the commissioning a relatively new process concept or application that is progressed to construction in the absence of feasibility level definition.  Based on its review of the Gekko testwork and engineering, AMEC believes these risks exceed that of normal unanticipated start-up issues and there are some specific aspects of the flowsheet that may require additional capital cost, modification and time following start-up in order to achieve the design 750 t/day throughput and planned recoveries and operating costs.

AMEC has identified some potential issues with the Gekko test work which relate to the plant process design criteria, scale-up and implementation of the as-built Gekko process. These, as well the fact that the process is being put into production without completion of a detailed feasibility study, results in an increased risk that the recoveries indicated in the following laboratory batch scale testwork will not be achieved in the plant currently being commissioned.

AMEC´s analysis of plant grind and throughput performance indicated the existing ball mill is too small to achieve the 750 t/d throughput and P80110 microns grind planned. At the planned grind AMEC expect the mill throughput will on average be about 88% of planned throughput.

AMEC also believes that the planned P80110 microns product size does not provide an optimum recovery and recommends 74 microns is considered. This appears to be supported by commissioning plant data AMEC reviewed. Overall AMEC believes additional grind capacity will be required to achieve the throughput and recoveries planned.

AMEC believes a gravity Falcon and flotation flowsheet is capable of achieving similar recoveries to the more complex Gekko Jig-Falcon gravity system and flotation flowsheet. AMEC recommends the recovery benefits of utilizing the Gekko Jig plant are reviewed in future plant trials relative to the ongoing operating and maintenance costs of operating this equipment.

Based on laboratory leach results Gekko concluded the San José GF concentrates are amenable to intensive cyanidation, using the Gekko In-Line Leach reactor.  However no actual test or pilot work was conducted in an In-Line leach reactor and AMEC believes there is additional recovery risk associated with implementing continuous in-line leaching based on batch leach test work results.

Gekko reported concentrate cyanidation test work gave average gold and silver leach extractions of about 95-97%, in 24 to 48h.  AMEC notes the reporting time of 24 -48 h, is longer than a 9 h residence time planned in the actual Gekko process. Silver-sulphide dominant mineralization similar to the flotation concentrate typically requires extended leach times (48h) to achieve efficient silver extractions.  Consequently the indicated test work leach extractions should be treated with caution as AMEC believes actual Gekko plant leach recoveries will be lower than this. AMEC believes additional leach capacity will be required and this is supported by current commissioning performance.

AMEC believes the use of lower gravity-flotation concentration ratios (higher concentrate weight recoveries) than planned will improve recovery performance. High concentration ratios are currently being implemented to offset Gekko reactor throughput-residence time limitations that result in low gold and silver leach recoveries.  However additional leach capacity will be required to do this.

AMEC has not assessed or costed the above risks in detail but have included an additional sustaining capital provision of $5 million in the project cash flow over Years 1 and 2 to cover potential unanticipated and unspecified modifications to the milling and concentrate leaching and recovery circuits that could be required to achieve the throughput and recoveries ultimately expected.

AMEC has also used a reduced recovery of 75% Au and 65% Ag in the initial year of operation based on current plant performance described in 16.5.3. AMEC expects that once required modifications are made to the process plant the planned throughput and recovery indicated by the feasibility study of about Au 90% and Ag 88% will ultimately be achieved.

Plant commissioning was initiated in July 2007, but the ramp-up is taking longer than initially planned because of commissioning and operational issues problems associated with the implementation of the Gekko process, which are still being resolved. During AMEC´s visit the plant was still being commissioned and operating at a lower throughput and recovery than planned. Plant throughput and recovery continued to improve from August to September under Gekko´s supervision, but AMEC expects modifications will ultimately be required to the process plant to achieve the planned throughput and recovery.

Most process control was being done manually due to unstable plant operation. The control philosophy should be reviewed.

Plant accountability based on physical production declined from 88% in August to 80% in September. AMEC regard this as low and should be investigated.  During AMEC´s site visit some poor sample preparation practices associated with the mill feed head sample were noted which could be expected to introduce some sampling assay bias and should be corrected. A possible source of the current plant negative variance also includes overstating mill feed and physical theft and AMEC recommend the plant mill feed weigh to meter calibration should be checked and security controls reviewed.

Cost Estimates and Financial Analysis

The total estimated capital cost to design and build the facilities planned in the 2005 Feasibility Study amounted to US$61.3 million (AMEC, 2005).  A recent capital cost update provided by MSC shows an increase of 48%, to US$90.6 million (excluding sustaining capital costs, which vary from US$12 million to US$7 million per year until 2010).  The estimate covers the direct field costs of executing the project, plus the indirect costs associated with design, procurement and construction efforts, including contingency and working capital.

MSC is considering re-evaluating the concept of installing a power line in order to reduce operating costs; this has not been included in the financial analysis.

The operating costs include those costs required to produce at a rate of 750 t/d, including all mine development costs (e.g. ramps, ventilation raises, backfill raises, etc.).  These costs have been prepared using US dollars and exclude: contingencies, allowances for escalation, value-added taxes and import duties, and commercial fees and expenditures.  The average cash operating costs are estimated at US$94/t of ore processed, or U$235/oz AuEq.

Smelter terms are consistent with industry standards and are considered in the cash flow calculations.

Long-term metal prices selected for the analysis were US$575 for gold and US$9 for silver.

The project was evaluated on a stand alone, 100% equity-financed basis using a discounted cash flow analysis.  Cash inflows consist of annual revenue projections for the remaining mine-life.  Cash outflows such as sustaining capital, operating costs and taxes are subtracted from the inflows to arrive at the annual cash flow projections.   Annual net cash flow (NCF) projections are then discounted for time and risk and summed to arrive at a net present value (NPV).

The results of the economic analysis represent forward-looking information as defined under Canadian and US securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Some of the key technical risks include: lower than anticipated metallurgical recoveries of gold and silver from the Gekko system; lower than expected mine recovery and higher than expected dilution; increases to future operating and capital costs; the fact that mineral resources and mineral reserves are estimates based on limited sampling data, interpretation of geology and assumptions applied that may change with increased exploration, development and mining; and future metal prices may change from those used in the economic model.

The NPV results for various discount rates are presented in Table 1-4.

Table 1-4: San José NPV (Base Case 8%)

After Tax	Units	‘000
Cumulative Undiscounted Cash Flow	(US$)	149,535
NPV 5%	(US$)	109,315
NPV 8%	(US$)	91,279
NPV 10%	(US$)	81,166
NPV 15%	(US$)	61,026

The sensitivity analysis was performed on the Base Case NPV using an 8% discount rate.  Positive and negative variations, up to 30% in either direction, were applied independently to the gold and silver prices, and the capital and operating costs.

The results of this analysis demonstrate that the project’s financial outcome is most sensitive to variation in gold price and silver price.  The next most sensitive parameter is the operating costs.  The capital cost is the parameter studies which had the least impact on the sensitivity of the NPV.

The cash-flow model was created on a moving forward basis.  This implies that all of the capital already spent is considering sunk and was not included in the required initial investment.  Therefore, the payback period for the remaining initial investment is 2.5 years. It is important to note that the sunk costs on this project are substantial.

Conclusions and Recommendations

Approximately ten years after the San José Property was first acquired by Minera Andes and through several successful exploration programs and development phases, mine pre-production was initiated at the Huevos Verdes and Frea Veins on 26 June 2007.

In some areas, the existing Mineral Resources and/or Reserves remain open along strike, or at depth.  Additional drilling is recommended to further delineate these zones and ultimately to add to existing Mineral Resource and Mineral Reserves.  Prior to the next run of the resource model several database and modeling issues should be addressed to improve the accuracy of the estimate.  Most of these issues were uncovered during AMEC´s involvement with the audit and the review of the geological model and supporting database.

AMEC has noted that some mineralized intervals, showing vertical and horizontal continuity parallel to the main vein and logged in the drill holes, were not interpreted and captured in the current resource model.

Some of these improvements include the twinning of a representative number of RC and pre-2004 core holes, an evaluation of decay of cyclicity for the RC holes, further review of collar and downhole surveying for the drill holes, more detailed geological interpretations and further review on controls of mineralization, the construction of an oxide domain in the resource model, and continued review and improvement of the underground sampling methodology.

For the Huevos Verdes, Frea and Kospi veins, AMEC’s view is that the sample spacings currently being used for the Indicated category are the maximum allowable.  This relates to the ability to determine the tonnage of mineable ore and adequately delineate the boundaries of the ore shapes (i.e. modelling the geometry of the veins).  Subsequent to additional drilling and/ore underground development MSC should consider re-running the variography and constructing a new resource model to see if the resource classification can be improved.

The Gekko recovery process will need to be closely monitored to determine if the desired gold and silver recoveries are being achieved.  Plant modifications are recommended by AMEC to achieve the life of mine recoveries projected at the required throughput. These include reducing the grind size to a primary P80 grind of 75 microns (from the 110 microns currently in the Gekko design criteria).  The additional capital costs to achieve this have not been reviewed in detail, but are roughly estimated at US$5.0M.

In addition to the above plant-related capital costs, there are approximately US$20.8M from the 2007 revised capital cost estimate (MSC) that are still to be spent plus approximately US$37.2M in sustaining capital from 2007 until the end of mine life.

MSC’s next mineral reserve estimates will require improved documentation to assist in a transparent conversion of mineral resources to mineral reserves.  AMEC strongly recommend that MSC identify sill pillar areas in the stoping blocks and assign appropriate dilution and mining recovery factors to those areas.  AMEC agrees with the reduced dilution factor used by MSC (15% in the Feasibility Study versus 12% in the current LOM) based on visual observations at HVS and Frea; however, operational experience will need to be gained to substantiate a higher mining recovery factor.

AMEC anticipates adverse ground conditions during sill pillar recovery.  Consequently, it is recommended to evaluate alternative mining methods to optimize sill pillar recovery.

Numerous other high priority targets have been identified on the Property through early previous stage drilling and surface exploration programs.  The main targets are Odin (A and B), Ayelen, Flor, HV West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West.  Although these are all considered to be at early stages of exploration, MSC believes that significant “upside potential” for the Property occurs within these prospects.  Future explorations efforts should be focused within these zones.

The San José Property should be further evaluated for additional vein style gold and silver mineralization.  An exploration program, as outlined below, is recommended.  The total cost for the next phase of exploration is approximately US$3.92M and includes 145 drill holes totalling 38,300 m (at the time of this report the program has already commenced and 24 holes totalling 5,858 m had been completed from the overall program).

Exploration Subsequent to San José Technical Report

The technical information in this section have been prepared by or under the supervision of Brian Gavin, Vice President – Exploration of the Corporation and a “qualified person” within the meaning of NI 43-101.  Mr. Gavin verified the data disclosed, including sampling, analytical and test data underlying the results set out above.  Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. The accuracy of results was tested through the systematic inclusion of standards, blanks and check assays.

Drilling in the fourth quarter of 2007 defined 2.8 kilometers of strike length along the Odin and Ayelén veins. The highest grade intercept from this drilling campaign was in hole SJD-412 that encountered 52.44 g/t (1.69 ounces per ton “opt”) gold and 1,147 g/t (37 opt) silver over 1.68 meters.

During 2007, approximately 28,587 meters of core drilling totaling 113 drill holes was conducted on several targets identified at the San José Project. In September thru December of 2007, 82 holes totaling 20,274 meters were drilled at the Frea, Odin, Ayelén, Frigga, and Lourdes targets. Assay results for 19 drill holes are still pending. Three of the areas (Frea, Odin, and Ayelén) contained high-grade gold/silver mineralization discovered in late 2005 through reconnaissance drilling of blind geophysical targets.

The majority of the fourth quarter 2007 drilling concentrated on the Odin and Ayelén veins covering approximately 2.8 kilometers of strike length along these open-ended mineralized veins. The drilling completed in 2007 extended the known mineralization along the Odin and Ayelén vein trends another 1,000 meters along strike, more than a 64% increase in strike length from the 2005 discovery drilling.

The drilling completed in 2007 also extended the known mineralization along the Frea vein trend another 500 meters along strike, an increase of 87% in strike length. Frea vein mineralization now extends for 700 meters of strike and it remains open to further expansion to the northwest and to depth.

The 2007 drilling concentrated on infill and drilling the northwest extension of the Frea vein. Significant drilling results include SJD-364 which encountered 11.57 g/t (0.37 opt) gold and 1,291 g/t (42 opt) silver over 3.64 meters of high grade mineralization, drill hole SJD-386 which encountered 1.50 meters grading 12.87 g/t (0.41 opt) gold and 710 g/t (23 opt) silver and drill hole SJD-391 encountered 1.47 meters containing 9.41 g/t (0.30 opt) gold and 758 g/t (24 opt) silver. In 2007, the drilling at the Frea vein indicated that it is an open-ended mineralized silver/gold vein.

Four holes were drilled in the Lourdes target plus five holes were drilled in the Frigga target and one hole was drilled at the Kospi vein. These holes encountered quartz veining and/or hydrothermal breccia that did not return values above background levels of gold and silver. Although only background gold and silver values were encountered, the geologic features identified at these targets are consistent with precious metal-bearing epithermal systems.

During 2008 approximately 19,358 meters of core drilling totaling 81 drill holes had been completed at the San José Project.  The drilling was focused primarily on the Frea, Odin and Ayelén veins.  Infill and step-out drilling on these veins continues to indicate significant potential to further increase the current reserve/resources on the property.  Highlights of the program included:

•

Frea Vein:  Drill hold SJD-477 which intersected three high-grade splays of the main Frea vein of 0.30 meters grading 25.23g/t (0.81 opt) gold 4,945 g/t (159 opt) silver and 0.93 m grading 14.82 g/t (0.48 opt) gold and 1,688 g/t (54 opt) silver and 1.30 meters of 13.30 g/t (0.43 opt) gold and 1.532 g/t (49 opt) silver.

•

Odin Vein:  A total of 37 holes were drilled on the Odin vein (bringing the total to 88 holes) covering approximately 1600 meters along the strike of the vein, to a depth of approximately 200 meters.  Hole SJD-483 intercepted 2.12 meters of 6.91 g/t (0.20 opt) gold and 486 g/t (14.2 opt) silver.  The Odin vein remains open to the west along strike and to depth.

•

Ayelén Vein:  Additional mineralization was identified along 1.2 kilometers of strike and 200 meters of depth.   However, the 2008 drilling encountered predominantly moderate to low grade mineralization.

Management believes that the new silver/gold mineralization discovered in the Odin, Ayelén and Frea veins represents additional mineralization that could potentially add to the current Mineral Reserves and Mineral Resources at the San José Project.

LOS AZULES PROJECT

Unless otherwise stated, the information in this section is based on the Los Azules Technical Report.   In accordance with instruction (ii) of Item 5.4 of 51-102F2, a form prescribed by NI 51-102, the summary contained in the Los Azules Technical Report is reproduced below:

PROPERTY DESCRIPTION AND OWNERSHIP, LOCATION, INFRASTRUCTURE AND HISTORY

Property Description and Ownership

The Los Azules project is located near 31° 13' 30" south latitude and 70° 13' 50" west longitude in the western portion of San Juan Province, Calingasta Department, adjacent to the Argentina/Chilean border as shown in Figure 3.1.

The Los Azules project is about 20,612 ha (50,933 acres) and was discovered by MAI geologists through regional exploration in the Andes.  The project is situated between two prolific mineral belts and is held by two “Manefestaciones de Discubrimiento”.

The project’s mineralized area straddles property currently held by Xstrata Copper to the north and MAI to the south.  MAI has held the southern portion of the property since 1994.  Xstrata Copper and MAI have entered into an Option and Joint Venture Agreement dated November 2, 2007 governing exploration of the properties held by each of them comprising the Los Azules project (the “Los Azules Option Agreement”).

The hydrothermal system at Los Azules is an altered area approximately 8 km (N-S) by 5 km (E-W) surrounding a core mineralized porphyry target that is about 3 km by 1 km in size.  Initial exploration efforts have been typical for a porphyry type deposit and have used a hole spacing of 400 m (N-S) and 200 m (E-W).  Now that mineralization has been confirmed, MAI is continuing to infill drill the grid spacing in order to upgrade the mineral resource estimate from an Inferred status to an Indicated and Measured status in preparation for a Prefeasibility Study.

70° 0' 0'' W
68° 0' 0'' W
30° 0' 0'' S
32° 0' 0'' S
Pacific Ocean
VALLENAR
LA SERENA
OVALLE
CHILE
ILLAPEL
VALPARAISO
SANTIAGO
LOS AZULES
Pismanta
Las Flores
Iglesia
Jáchal
Tocota
Talacasto
Calingasta
Barreal
SAN JUAN
SAN JUAN
Chepes
Va. Media Agua
Uspallata
MENDOZA
MENDOZA
SAN LUIS
To Buenos Aires
0
50 Km
BOLIVIA
PARAGUAY
BRAZIL
URUGUAY
ARGENTINA
CHILE

Figure 3.1– Project Location

Property Location

The Los Azules project is west and slightly north of the town Calingasta, in the San Juan Province of Argentina.  The project site is accessed by 120 km of unimproved dirt road with eight river crossings and two mountain passes (both above 4,100 m elevation).  Calingasta is located west of the city of San Juan along Route 12.

At the Los Azules project, elevation ranges between 3,500 m and 4,500 m above mean sea level. The climate is tundra-like (semiarid/cold) with abundant snowfall during winter and temperatures as low as -30°C. Frequent northwesterly winds can approach 120 km/hr.

Exploration work typically commences in November and terminates in early April.

Infrastructure

The Los Azules project area is quite remote and therefore, no infrastructure is present. In addition, there are no nearby towns and/or settlements.  Exploration operations are carried by means of a man-camp near the project area.

The Calingasta substation is the nearest source of power to the Los Azules project; however, it is isolated from the provincial network.  Power supply to the region is currently satisfied by means of local hydro or thermal generation.

The San Juan provincial government is planning to expand the existing 500 kV network, by among other things, building new 500/220 kV El Rodeo and Calingasta substations.  In addition, a 500/220 kV San Juan substation, a 165 km San Juan to El Rodeo transmission line (“TL”) and a 160 km El Rodeo to Calingasta TL will also be constructed.  Finally, the existing Gran Mendoza to San Juan TL will need to be upgraded from 220 kV to 500 kV.

Property History

On June 21, 2000 Battle Mountain Gold Corporation (“BMGC”) merged with Newmont Mining Corporation (“NMC”).  Prior to the merger, BMGC explored a block of claims on the Chile-Argentine border and discovered a large hydrothermal alteration zone associated with dacite porphyry intrusions and stockwork structural zones, which was drilled with reverse circulation holes during 1998 and 1999. This discovery led to the recognition that the suggested porphyry copper-gold deposit area was not entirely contained within the lands controlled by BMGC.  The merger with NMC failed and the BMGC properties were subsequently acquired by Sr. Bosque and Solitario Argentina S.A. (“SASA”) and later by MIM Argentina S.A. (“MIM”).  Xstrata succeeded MIM and in 2007, signed an agreement with MASA optioning of the Los Azules lands now held by MAI (Section 6.4).

GEOLOGY AND RESOURCES

Regional Geology

The property is located in a geological province known as the Cordillera Frontal, a mountainous region situated between the Pre-Cordillera and the Cordillera Principal. This region, located along the western side of Argentina and adjacent to the Chilean border, covers the provinces of Catamarca, La Rioja, San Juan and Mendoza between latitude 21°00’ south and 36°46’ south.

During Middle to Lower Miocene times, active volcanism resulted in a geographically broad distribution of porphyry-type copper-gold epithermal gold-silver deposits over 250 km wide zone from the Andean Cordillera through the Pampean ranges.

Property Geology

The Los Azules project is based on a NNW-SSW-trending ridge (“La Ballena”) that exists at the southern end of a hydrothermally altered system approximately 8 km long (N-S) by 5 km wide (E-W), which surrounds a core mineralized porphyry target that is about 3 km long by 1 km wide.

Previous work recognizes two principal geological groups at Los Azules: an upper volcanic suite and a lower intrusive complex.  The volcanic suite comprises a basal rhyolitic unit overlain by dacitic pyroclastics and andesitic flows.  The lower suite is described as diorite-tonalite in composition with a dacite porphyry core.  In addition, a rhyolitic-dacitic pyroclastic and volcaniclastic suite, interpreted to be part of the Choiyoi Group (Permian- Triassic) form the known basement rocks in the Los Azules area.

Resources

There appears to have been a very minor degree of near-surface remobilization of copper due to acidic fluids created from the breakdown of pyrite in this reducing environment.  These mechanisms are well documented in relation to many porphyry copper deposits, often developing a high-grade blanket of “supergene” enrichment, which is overlain by a “leach” cap and is essentially void of contained metals.  It is apparent that both of these types of mineralization zones (“Minzone”) have been developed at Los Azules and are underlain by primary sulfide mineralization comprised of pyrite, chalcopyrite and bornite.

Separate domains have been interpreted for overburden (“OVB”), leached (“LX”) and supergene (“SS”) zones using a combination of mineral zone logging (visual observation of enrichment minerals such as chalcocite and/or covellite) and assay grades.  In many areas, the base of the SS zone is defined at the interval where the ratio of cyanide soluble copper (“CSCu”) to total copper (“TCu”) is greater than 60 percent. Soluble copper assay data is not present in all drill holes and hence, visual observation is utilized in these cases.

Overburden is thickest in the valley floor and thins as the slopes steepen to the west and east.  Thicknesses are variable and range up to 100 m in some locations but average approximately 60 m in thickness above the zone of mineralization.  The Leached zone is also locally variable in thickness from non-existent in some drill holes to almost 200 m thick in others.  The average thickness of the Leach zone above the deposit is approximately 40 m.  The underlying Supergene zone is also somewhat variable with thicknesses ranging from zero to over 250 m with an average of approximately 70 m.

Resource Classification

The mineral resources at the Los Azules deposit have been classified in accordance with the CIM definition standards for mineral resources and mineral reserves (CIM, 2005).  At this stage of the project, the relative number and density of drill holes does not support the classification of resources in the measured or indicated categories.  The classification parameters for inferred resources are defined in relation to the distance to sample data and are intended to encompass zones of reasonably continuous mineralization.

Inferred Mineral Resources are blocks in the supergene and primary domains which are a maximum distance of 200 m from a drill hole.

The Los Azules mineral resources are summarized in Table 3.1 at a series of copper cutoff grades.  These cutoff grades are presented for comparison purposes only.  In order to comply with CIM definitions regarding selection of a “base case”, a base case was selected at a cutoff grade of 0.35% copper, which is consistent with other operations exhibiting similar characteristics, potential scale of operation and location.

Table 3.1 Inferred Mineral Resources
Cutoff Grade (TCu%)	Million Tonnes	TCu%
0.30	1,171	0.50
0.35	922	0.55

0.40	727	0.60
0.50	451	0.69
0.60	273	0.78
0.70	161	0.87
0.80	93	0.97
Note: Mineral Resources do not have demonstrated economic viability.

There are no known factors related to environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues which could materially affect the mineral resource.

Resources within Designed Pit Phases

Inferred mineral resources contained within each of the mining phases were based on an internal cutoff grade of 0.22% Cu.  No dilution has been included in the estimates of mineral resources beyond that incorporated into the block model grades.  Tonnages were based on an in-situ material density of 2.45 t/m3.  An extraction rate of 100% was applied to the model tonnage estimates.  Table 3.2 summarizes the estimated tonnage and grade of contained inferred mineral resources by mining phase.

Table 3.2 Inferred Mineral Resources Contained Within Designed Pit / Phases
Phase	Mineral Resources* (>= 0.22% Cu Cutoff)					Waste (Million t)	Total (Million t)	Strip Ratio
	(Million t)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
1	59	0.83	0.003	0.08	2.13	148	207	2.52
2	100	0.60	0.004	0.05	1.66	124	224	1.24
3	125	0.55	0.004	0.06	1.85	141	266	1.13
4	257	0.45	0.003	0.05	1.36	324	582	1.26
5	150	0.51	0.002	0.05	1.95	300	450	1.99
6	152	0.42	0.002	0.04	1.65	236	387	1.55
Total	843	0.51	0.003	0.05	1.68	1,273	2,116	1.51

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category.

The designed Los Azules ultimate pit is nearly six percent larger than the base case floating cone pit shell, which is within acceptable limits.  This slight expansion is due to pit wall smoothing and the inclusion of haulage ramps within the pit design.

The ultimate pit contains approximately 843 million tonnes of potentially economic inferred mineral resources (above a 0.22% Cu internal cutoff) grading 0.51% Cu and has an estimated stripping ratio of about 1.5:1 (tonnes waste per tonne of mineralized material).  Contained metal is estimated at 9.5 billion pounds of copper, 56 million pounds of molybdenum (molybdenum recovery is not being considered at the time of this report), 1.5 million troy ounces of gold and 46 million troy ounces of silver.  Of the 843 million tonnes of inferred mineral resources, about 402 million tonnes are secondary sulfides grading 0.55% Cu and 441 million tonnes are primary sulfides grading 0.48% Cu.

This Technical Report supports a preliminary assessment within the meaning of NI 43-101 which includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

METALLURGY

The scope of the metallurgical testing program was to determine the flotation response of Los Azules mineralized material samples and provide data for the design of the grinding and flotation circuits.

The metallurgical testwork indicated the flotation response on the samples tested are typical of ore deposits for the recovery of copper, gold and silver.  Two composites and 16 drill core samples were sent to CH Plenge & Cia. for the metallurgical test work.  Composite No. 1 is a secondary strong enrichment composite with 17% of the copper in chalcopyrite, while composite No. 2 is a primary weak enrichment composite with 49% of the copper in chalcopyrite.  A small amount of high grade sample (No. 3) of primary sulfide with 75% of the copper in chalcopyrite was also sent to Plenge for metallurgical test work and it was confirmed that the high grade sample responded well to copper recovery by flotation.

Locked-cycle tests were performed on each of the two composites and Sample 3.  The results of the locked-cycle tests are shown in Table 3.3.

Table 3.3 Locked-Cycle Test Work Results
Composite	Concentrate Assay			Metal Recoveries (%)
	Copper (%)	Silver (g/t)	Gold (g/t)	Copper	Silver	Gold
1 – Strong Enrichment	35	101	2.7	94.1	70	56
2 – Weak Enrichment	31	80	3.9	94.7	62	66
Sample 3 – High-grade Primary Sulfide	34	84	2.4	95.1	83	74

These results were factored for use in the process design to relate laboratory results to expected industry capabilities.  In this, composite No. 1 concentrate is 34% copper with 92% copper recovery, composite No. 2 is 30% copper with 93% copper recovery and sample No. 3 is 33% copper with 93% copper recovery.  From the results of these two composites and sample a weighted final concentrate copper grade of 30.8% copper and a recovery of 92.8% copper were applied to the process design.

PROCESS

Process Description

The process flow sheet (Figure 26.7) and the process block flow diagram (Figure 3.2) show a plant design representative of a conventional flotation concentrator.

The Los Azules concentrator will have an annual throughput of 36,000,000 tonnes, based on an average daily throughput of 100,000 tonnes and 360 operating days per annum.  The concentrator on site will include a comminution circuit followed by a flotation circuit and a copper circuit with thickener, filtration and concentrate load out and shipping. Tailings thickener, tailings storage, and water reclaim are part of the tailings storage facilities (“TSF”).  This circuit will have a design capacity of 108,696 tonnes per day (“tpd”) and the aforementioned nominal capacity of 100,000 tpd.

The 1524 mm x 2794 mm (60 inch x 110 inch) primary gyratory crusher will produce a 175 mm (7 inch) feed which will be conveyed to a coarse material stockpile with a live capacity of 100,000 tonnes. Material from the stockpile is reclaimed and transported by conveyor to two (2) parallel grinding lines.

Each grinding line is comprised of one (1) 12.2 m diameter x 6.7 m long (40 ft x 22 ft) semi-autogenous grinding (“SAG”) mill powered by an 25 MW gearless drive, and one (1) 7.6 m diameter x 11.3 m long (25 ft x 37 ft) ball mill powered by a 15 MW dual pinion drive.  The two (2) SAG mills discharge through trommel screens and the screens oversize (“critical”) report to two (2) 5.36 m x 3.87 m (17.6 ft x 12.7 ft) pebble crushers, each driven by a 1.0 MW motor, before returning to the SAG mills.  Cyclone classification is employed to produce the required particle size distribution at P80 of 125 microns (“µm”).

This overflow will be fed to two (2) rougher flotation circuits.  Tailings from the rougher flotation circuits will be combined and sent to two (2) scavenger flotation banks, while the concentrate from the scavenger circuit will be combined with the rougher concentrate and both will report to a regrind circuit, and the tails will report to the tailings thickener.

The combined rougher and scavenger concentrates are reduced to a P80 of 30 µm in six (6) 1,250 hp tower mills before being pumped to the 3-stage cleaner circuit.

The 1st cleaner underflow is transferred to the cleaner/scavenger flotation circuit and the reclaimed concentrate is sent back to the regrind circuit.  The tailings from the cleaner/scavenger are then joined by the rougher and scavenger flotation tailings and transferred to two (2) 80 m (263 ft) diameter tailings thickeners.

The concentrate from the 1st cleaner flotation cells transfers to the 2nd cleaner flotation circuit.  Tails from the 2nd cleaner circuit will be sent back to the 1st cleaner circuit.  Concentrate from the 2nd cleaner will report to the 3rd cleaner flotation circuit.

Tails from the 3rd cleaner circuit report back to 2nd cleaner flotation.  Concentrate from the 3rd cleaner reports to the copper concentrate thickener.

Final copper concentrate at 25% solids from the 3rd cleaner flotation concentrate stream will be thickened to 60% solids in one (1) 45 m (148 ft) diameter thickener.  The copper concentrate thickener overflow reports back to the process water tank for reuse, while the thickened copper concentrate will be pumped via pipeline to the port facility of Coquimbo, Chile, which houses three (3) vertical pressure type dewatering filters.  The filter cake containing 8% moisture reports to the covered copper concentrate stockpile for loading by a front-end loader to copper concentrate transport ships destined for smelters in the Orient.  The filtrate will be pumped to an evaporation pond for final disposal.

Process Block Flow Diagram

ROM Ore
Primary Crusher
SAG Mill
Pebble Crusher
SAG Pebble Wash Screen
Oversize
Ball Mill Cyclones
O/F
Ball Mill
Rougher Flotation
Con
Tails
Scavenger Flotation
Con
Tails
Process Water Tank
O/F
Tailings Thickener
Tailings Storage Facility (TSF)
Reclaim
Regrind Cyclones
U/F
Regrind Mills
O/F
Cleaner/ Scavenger Flotation
Tails
Tails
1st Cleaner Flotation
Con
Tails
2nd Cleaner Flotation
Con
Tails
3rd Cleaner Flotation
Con
Copper Concentrate Thickener
Concentrate Pipeline
Port of Coquimbo
Copper Concentrate Filter
Copper Concentrate Storage
Loading & Shipping
O/F

Figure 3.2– Process Block Flow Diagram

Basic Process Design Criteria

Table 3.4 shows the design criteria used to establish the process for a 100,000 tonnes per day operation process facility.

Table 3.4 Basic Design Criteria
	Units	Design	Source
General Site Information
Location
Latitude - Approximate	angular	S31[o] 13' 30"	Rojas y Asociados
Longitude - Approximate	angular	W70[o] 13' 50"	Rojas y Asociados
Elevation
Minimum	masl	3,650	Minera Andes
Maximum	masl	3,900	Minera Andes
Ambient Air Temperature
Minimum	°C	-20[o]	Minera Andes
Maximum	°C	25[o]	Minera Andes
Average Annual Precipitation	mm/y	380	Vector Engineering
General Project Information
Mineable Resource to Mill	tonnes (“t”)	842,894,000	WLR
Estimated Project Life @ 100,000 tpd	y	23.6	Samuel Engineering
Copper Grading	%	0.51	Minera Andes
Gold Grading	g/t	0.05	Minera Andes
Silver Grading	g/t	1.68	Minera Andes
Operating Schedule
Hours per Day	h	24	Samuel Engineering
Days per Year	d	360	Samuel Engineering
Hours per Year	h	8,640	Samuel Engineering
Plant Capacity	dmtpd	100,000	Samuel Engineering
Based on a 92% grinding circuit operating time	dmtpd	108,696	Samuel Engineering
Based on a 92% grinding circuit operating time	dmtph	4,529	Samuel Engineering
Annual Mineralized Material Processed per Year	t	36,000,000	Samuel Engineering
Copper Concentrate Production
Copper Recovery to Copper Concentrate	%	92.8	Plenge/Samuel Engineering
Copper Grade in Copper Concentrate	%	30.8	Plenge/Samuel Engineering
Copper Concentrate Production	dmtph	116	Samuel Engineering
Copper Concentrate Production	dmtpy	1,002,146	Samuel Engineering

Tailings Storage Facility (“TSF”)

The mine plan estimates mine life at approximately 24 years with a production rate of approximately 100,000 tpd.  It is estimated that approximately 98% of mineralized material fed into the process plant will be discharged as gangue (tailings) and co-disposed of into the TSF and waste rock disposal facility (“WRDF”). Current estimates show that approximately 80% [663 million tonnes (dry)] of the tailings will enter the TSF, while the remaining 20% [166 million tonnes (dry)] will be diverted to the WRDF. At an estimated average dry density of 1.3 tonnes/m3, this equates to approximately 510 million m3 placed in the TSF and 128 million m3 placed in the WRDF.

Tailings will be discharged by gravity from the process plant into the impoundment as slurry, a mixture of pulverized rock and water, estimated to contain 55% solids.  In addition to the tailings, the TSF will hold ponded water which includes water that separates from the tailings slurry, incident rainfall, rainfall runoff from the surrounding catchment and water pumped into the TSF from other sources such as pit dewatering.

Waste Rock Disposal Facility (“WRDF”)

During 24 years of mining operations, it is calculated that approximately 1,272.7 million tonnes of waste rock will be generated from the open pit.

The WRDF will be located immediately west and downstream of the pit in Los Azules Valley and extend into the confluences with Embarrada Valley, and the Salinas Valley.  It will ultimately buttress the TSF embankment located in the Embarrada Valley.  Approximately 236 million tonnes of waste rock will be placed in the northern end of the pit.  In-pit waste disposal will start in Year 16 of operation based on the current mine plan.

The total capacity of the WRDF is reduced by 389 million tonnes due to requirements for the construction of the TSF embankment and in-pit filling operations.

Figure 3.3 shows the general arrangement of the Los Azules project site components.

Figure 3.3– General Arrangement Plan

MINE PLAN

An allowance of five days per annum was made for weather delays and/or shutdowns for holidays.  Otherwise, pit operations would be scheduled around the clock.  Mineralized material feed for the first year of concentrator operations was limited to 29.55 million tonnes to account for a gradual ramp-up of milling rates during the first seven months after startup.

Only primary and secondary sulfide mineral resources above a 0.22% Cu cutoff were considered as mineralized material for purposes of developing the mine production schedule.  Advanced stripping needed to maintain adequate mineralized material exposure was estimated for the above milling rates.  A proprietary scheduling program sequenced the necessary material by bench, by phase, for each time period.  Mining phases were processed in order, from the upper most benches downward.  Concurrent phase mining was allowed for advanced stripping purposes, subject to the restriction that previous phases cannot be undercut by subsequent pushbacks.  Table 3.5 summarizes the resulting mine production schedule.

Table 3.5 Mine Production Schedule Based on Inferred Mineral Resources
Time Period	Mineral Resources* (>= 0.22% Cu Cutoff)					Waste (Million t)	Total (Million t)	Strip Ratio
	(Million t)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
PP	2.874	0.67	0.002	0.080	2.67	147.397	150.271	51.29
Y1*	29.55	0.86	0.003	0.079	2.59	63.65	93.2	2.15
Y2	36.0	0.74	0.004	0.071	1.60	57.2	93.2	1.59
Y3	36.0	0.56	0.002	0.047	1.38	57.2	93.2	1.59
Y4	36.0	0.60	0.005	0.052	1.44	57.2	93.2	1.59
Y5	36.0	0.61	0.005	0.057	2.10	57.2	93.2	1.59
Y6	36.0	0.56	0.003	0.057	1.69	57.2	93.2	1.59
Y7	36.0	0.55	0.004	0.076	1.59	57.2	93.2	1.59
Y8	36.0	0.55	0.004	0.065	2.35	57.2	93.2	1.59
Y9	36.0	0.44	0.003	0.039	1.26	57.2	93.2	1.59
Y10	36.0	0.41	0.002	0.033	1.12	52.6	88.6	1.46
Y11	36.0	0.40	0.003	0.047	1.15	52.6	88.6	1.46
Y12	36.0	0.41	0.003	0.054	1.32	52.6	88.6	1.46
Y13	36.0	0.60	0.004	0.066	1.87	52.6	88.6	1.46
Y14	36.0	0.47	0.003	0.053	1.72	52.6	88.6	1.46
Y15	36.0	0.46	0.004	0.058	1.45	52.6	88.6	1.46
Y16	36.0	0.47	0.003	0.060	2.27	52.6	88.6	1.46
Y17	36.0	0.57	0.002	0.058	1.57	52.6	88.6	1.46
Y18	36.0	0.51	0.002	0.053	1.85	52.6	88.6	1.46
Y19	36.0	0.44	0.002	0.046	1.83	52.6	88.6	1.46
Y20	36.0	0.45	0.002	0.045	1.90	51.627	87.627	1.43
Y21	36.0	0.40	0.002	0.044	1.52	14.07	50.07	0.39
Y22	36.0	0.37	0.002	0.046	1.67	5.749	41.749	0.16
Y23	36.0	0.45	0.002	0.045	1.69	3.126	39.126	0.09
Y24	21.344	0.52	0.001	0.043	1.49	3.522	24.866	0.17
Total	845.767	0.51	0.003	0.050	1.68	1,272.743	2,118.51	1.50
* Includes rehandling 2.874 million t of stockpiled ROM mineralized material during Year 1.

Mineralized material feed to the mills would total 842,894 kt over the life of the mine, which is projected at 23.6 years.  About 2,874 kt of run-of-mine (“ROM”) mineralized material stockpiled during preproduction stripping would be reclaimed and hauled to the primary crusher during Year 1.

Peak material handling rates from Years 2-9 would average nearly 259,000 tpd, before settling back to about 246,000 tpd from Year 10 through late Year 20.  Over 150 million tonnes of waste rock and mineralized material would be stripped during preproduction to expose sufficient mineralized material for the concentrator startup.  Preproduction stripping operations would last approximately two years.

A rotating, four-crew system would be used to staff mine operations and maintenance craft labor positions.  These crews would work 12-hour shifts.  Peak manpower levels of 595 are projected for Years 12-14.

OPERATING COSTS

The total life-of-mine (“LoM”) operating cost is estimated at $6.40 billion, or $7.59/t mineralized material as summarized in Table 3.6. Figure 3.4 shows the percentage of each operating cost component.

Table 3.6 LoM Operating Cost Summary
Description	LoM Cost ($000s)	LoM Cost/t Mineralized Material ($)
Mining	2,367,702	2.81
Processing	3,308,494	3.92
General & Administrative	603,857	0.72
Mine Reclamation / Closure	116,106	0.14
LoM Operating Cost	6,396,159	7.59

Figure 3.4– LoM Operating Costs per Tonne Mineralized Material

CAPITAL COSTS

The total capital cost is estimated at $3.49B, being comprised of $2.75B during preproduction, $39.0M for working capital, and $704M in sustaining capital over the LoM.  The estimate is summarized in Table 3.7.

Table 3.7 LoM Capital Cost Summary
Description	Units	LoM Cost
Mine Area Facilities	$000s	31,332
Mineralized Material Storage, Handling and Crushing	$000s	111,870
Grinding and Concentrating	$000s	318,141
Tailings	$000s	68,487
Concentrate Transport	$000s	144,357
Port Concentrate Handling Facilities	$000s	81,687

Utilities	$000s	49,229
Off-site Infrastructure	$000s	178,052
Site Development	$000s	135,160
Contracted Indirects	$000s	486,333
Owner Directs	$000s	414,758
Owner Indirects	$000s	186,970
Freight, Duties & Taxes	$000s	119,628
Contingency	$000s	421,630
Total Preproduction Capital	$000s	2,747,634
Sustaining	$000s	703,549
Working Capital	$000s	39,021
Total LoM Capital	$000s	3,490,204

The accuracy target for this capital cost estimate is intended to be plus or minus 35%. Most of the costs have been derived using a recently completed estimate for a similar plant, located in the Peruvian Andes, and making adjustment for project specific requirements and differences.

The costs presented in this document are based on estimates prepared as of December 2008 and no provision has been included to offset future escalation in prices.

Where source information was provided in other currencies, these amounts have been converted at rates shown in Figure 3.5

Figure 3.5– Foreign Currency Conversion Rates

The rate of foreign currency exchange could have a serious impact on the value of labor and materials obtained in the local market (including freight, duties, and taxes).  In addition, the value of the U.S. dollar against other world currencies could also influence future project cost if equipment is purchased in Europe or elsewhere. No funds have been allocated in the estimate to offset potential future currency fluctuations.

PROJECT ECONOMICS

The PA set out herein is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PA will be realized.

The project before-tax pro forma cash flow (Figure 26.11) shows an 10.8% IRR and a $496 million NPV at an 8% discount rate.

The pro forma cash flow used the following conventional methodology:

•

unleveraged 100% equity basis (no project financing or debt);

•

stand-alone project basis;

•

no export retentions;

•

before-tax determination of project economics;

•

annual cash flows discounted on end of year basis;

•

costs in third quarter 2008 U.S. Dollars (US$); and

•

no employee profit sharing.

The general parameters used in the economic analysis are shown in Table 3.8.  The preproduction period is estimated at four years including one year for preparation of a feasibility study and three years for project development and construction.

Table 3.8 Production, Metal Prices, Royalties and Smelting-Refining (“TC-RC”) Terms
Parameter	Data
General
Estimate Basis	Third quarter 2008
Preproduction Period	Three years
Mine Production Life	23.6 years
Inferred Mineral Resources (Contained within Designed Pit)	842,894,000 t
Annual Mineralized Material Production Capacity	36,000,000 t
Market Prices
Copper Price	$1.90/lb
Gold Price	$750.00/oz
Silver Price	$12.00/oz
Royalties
San Juan Province	3.00%
Xstrata Land Agreements	0.00%
Transportation, Smelting, and Refining Charges and Terms
Copper Concentrate Transportation – Ocean Shipping	$55/wmt Cu conc.
Copper Concentrate Treatment Charge	$70/dmt conc.

Copper Refining Charge	$0.075/lb (payable)
Gold Refining Charge	$5.00/oz (payable)
Silver Refining Charge	$0.45/oz (payable)
Copper Payfor	96.5%
Gold Payfor (net of deductions)	54.9%
Silver Payfor (net of deductions)	59.4%

 Table 3.9 summarizes the LoM concentrate productions and payable metals.

Table 3.9 Concentrate Productions & Payable Metals
Description	Units	Value
Copper Concentrate
Copper Concentrate	t	12,542,753
Copper Concentrate Grade	%	31.9
Contained Copper	t	4,002,595
Gold Content	g/t	2.22
Contained Gold	oz	895,231
Silver Content	g/t	74.0
Contained Silver	oz	29,827,136
Payable Metals
Copper	t	3,856,672
Gold	oz	491,233
Silver	oz	17,702,746

The Los Azules Project is at the exploration stage of investigation; consequently, this study is at the scoping level of accuracy, preliminary in nature, and includes inferred mineral resources in the conceptual mine plan and the mine production schedule.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves under the standards set forth in NI 43-101.  There is no certainty that the preliminary assessment will be realized.

CONCLUSION & RECOMMENDATIONS

The total project capital cost is estimated at $3.49 billion, being comprised of $2.75 billion during preproduction, $39.0 million for working capital, and $704 million in sustaining capital over the LoM. The total LoM operating cost is estimated at $6.40 billion, or $7.59/t mineralized material.

The project before-tax pro forma cash flow shows an 10.8% IRR and a $496 million NPV at an 8% discount rate.

The deposit is open-ended, and further drilling will be required to fully define the limits of the mineralization, especially along strike to the north and at depth.

The deposit requires further drilling to achieve the drill hole density required to support an indicated resource prior to a prefeasibility study.

A review of alternatives to reduce capital and operating costs at the prefeasibility stage of the project would provide opportunities to improve project economics.

A detailed list of additional recommendations for future work and studies can be found in Section 22.0 of this report.

OTHER PROPERTIES

In addition to the San José Project and the Los Azules Project, we own a 100% interest in several exploration properties located in the provinces of Chubut, San Juan and Santa Cruz, Argentina.  We hold our interest in these properties pursuant to 9 cateos and 41 manifestations of discovery covering an aggregate of 105,881 hectares (261,466 acres).

Management believes that the exploration results received to date indicate that certain of these properties located in the Santa Cruz province have numerous similarities to the San José Project and the San Juan province properties have similarities to the Los Azules Project.

DIVIDEND POLICY

No dividends have been paid on any common shares of the Corporation, since incorporation, nor do we currently intend to pay dividends.

The Corporation anticipates retaining its cash resources for exploration and development and to acquire additional mineral resource properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares of which, as of the date hereof, 230,538,851 common shares are issued and outstanding and no preferred shares are issued and outstanding.

Common Shares

The holders of common shares are entitled to receive notice of and to attend any meeting of the shareholders of the

Corporation and are entitled to one vote for each common share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of common shares are entitled to receive dividends, as and when declared by the directors. Such dividend payment is subject to the rights, privileges, restrictions and conditions attached to any preferred share of the Corporation. The holders of the common shares are entitled to share equally in the distribution of the assets of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation or upon any distribution of the assets of the Corporation among its shareholders, subject to the rights, privileges, restrictions and conditions attached to any preferred shares of the Corporation.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares which may be issued in one or more series. The designation, rights, privileges, restrictions and conditions including, but not limited to, the voting rights, the rate or amount of dividends on the method of calculating dividends, the dates of payment therefor, the terms and conditions of redemptions, purchase and conversion if any, and any sinking funds or other provisions of any series of preferred shares shall be determined by the resolution of the directors in their sole discretion, except as required by law. The preferred shares rank prior to the common shares with respect to distribution in the event of liquidation, dissolution or winding-up of the Corporation. If any cumulative dividends are not paid in full, all series of preferred shares shall participate rateably. The holders of preferred shares shall not, except as specifically provided in the Business Corporations Act (Alberta) or as resolved by the directors, in their discretion, be entitled to receive notice of or vote at any meeting of shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Corporation’s common shares are listed and posted for trading since February 7, 2007 on the TSX and prior to February 7, 2007, on the TSXV, under the trading symbol “MAI” and quoted on NASD Over the Counter Bulletin Board as “MNEAF”.  Trading price and volume on the TSX for the year ended December 31, 2008 is as follows:

	High	Low	Volume
	C$	C$
December 2008	0.59	0.40	4,100,291
November 2008	0.83	0.55	2,246,181
October 2008	1.10	0.50	7,308,119
September 2008	1.14	0.81	4,011,845
August 2008	1.21	1.01	2,295,590
July 2008	1.31	0.89	3,890,730
June 2008	1.55	1.27	3,080,768
May 2008	1.59	1.25	2,614,895
April 2008	1.49	1.32	2,005,766
March 2008	1.66	1.36	1,967,787
February 2008	1.80	1.34	1,848,215
January 2008	1.65	1.29	3,392,935

Prior Sales

During the most recently completed financial year ended December 31, 2008, the following securities of the Corporation, which are not listed or quoted on a market place, were issued:

	Number	Price Per
Date	of common shares	common share C$	Reason for Issuance

January 25, 2008	3,889,011	2.00	Purchase Warrants
January 25, 2008	388,901	1.70	Agents’ Compensation Options
February 11, 2008	213,500	2.00	Purchase Warrants
February 11, 2008	21,350	1.70	Agents’ Compensation Options
February 14, 2008	100,000	1.35	Stock Options
May 23, 2008	900,000	1.36	Stock Options
September 11, 2008	400,000	0.81	Stock Options

DIRECTORS AND OFFICERS

The following table sets forth information about the Corporation’s directors and executive officers and their respective positions as of the date of this AIF:

Name and Municipality of Residence	Position with Corporation	Principal Occupation	Director Since
Directors
ALLEN V. AMBROSE, Spokane, Washington, United States of America	President, Chief Executive Officer and Director

Director and President of the Corporation (1995 to present); Chairman of the Board of Directors of the Corporation  (2006 to Feb. 2009) Chief Executive Officer of the Corporation (Feb. 2009 to present); director of, and consultant to Century Mining Corporation and Caerus Resource Corporation (formerly named Samba Gold Inc.), (2002 to present), consultant to Franconia Minerals Corporation (1998 to present), director of Mexivada Mining Corporation (2005 to present), director of Rockgate Capital Corporation (2005 to present), director of Gold Port Resources Ltd.  (2006 to present), director of Stoneshield Capital Corp. (2007 to present), a director of Northrock Resources Inc. (2008 to present) and a director of Butler Developments Corp. (2008 to present).

November 6, 1995
VICTOR LAZAROVICI (1) (2) (4) Mt. Pleasant, South Carolina, United States of America	Director	A director of Abacus Mining and Exploration (July 2008 to present), managing director - senior base metals and minerals, BMO Capital Markets (1998 to 2008).	August 5, 2008
ROBERT R. MCEWEN (3) Toronto, Ontario, Canada	Executive Chairman and Director

Executive Chairman of the Corporation (Feb. 2009 to present); Chairman and CEO of US Gold Corporation (a United States based gold exploration company) (August 2005 to present); Chairman of Goldcorp Inc. (1986 to 2005), and CEO of Goldcorp Inc. (1994 to 2005).

August 5, 2008
ALLAN J. MARTER (1) (3)(4), Littleton, Colorado, United States of America	Director

President of the board and director of EURO Resources SA, a gold royalty company, (2005 to 2009), director of Franconia Minerals Corporation (2006 to present), chief financial officer of Golden Star Resources Ltd. (1999 to 2006), and president of Waiata Inc., Mr. Marter’s personal services company.

November 9, 2006
DR. DONALD R.M. QUICK (2) (3) (4) Hamilton, Ontario, Canada	Director	Private investor, a director of Goldcorp Inc. (2000 to 2006) and a director of CSA Management (1996 to 2000). Prior to 2003 Dr. Quick was in private practice as a chiropractor.	August 5, 2008

Name and Municipality of Residence	Position with Corporation	Principal Occupation	Director Since
MICHAEL L. STEIN(2) Toronto, Ontario, Canada	Director

Chairman and Chief Executive Officer of MPI Group Inc., a company engaged in real estate investment and development (1994 to present); Chairman of the board of directors of Canadian Apartment Properties Real Estate Investment Trust (May 1997 to present); a director of CSA Management Inc. (1994 to 2000); a director of Goldcorp Inc. (2000 to 2006); a director of Moneysworth & Best Shoe Care Inc. (1997 to 2000).

February 23, 2009
RICHARD W. BRISSENDEN(1) Toronto, Ontario, Canada	Director

Businessman; President of Regal Consolidated Ventures Limited, (formerly named Regal Goldfields Limited), a mineral exploration company currently being re-activated (1996 to present); Vice- President, William G. Brissenden Inc., a private investment management firm; director of Excellon Resources Inc. (1990 to present); director of Canuc Resources Corporation  (2008 to present); director of Corona Gold Corporation (1996 to present); director of Lexam Explorations Inc. (1994 to present); director of Valdez Gold Inc. (2002 to present); former President (2006 to 2008) and Chairman of Excellon Resources Inc. (1991-2006).

February 23, 2009
Executive Officers
BRIAN GAVIN Spokane, Washington, United States of America	Vice President, Exploration

Vice President, Exploration, of the Corporation (2005 to present), a director of Minera Santa Cruz S.A. (2005 to 2008), President of Franconia Minerals Corporation (2001 to present), Chief Executive Officer of Franconia Minerals Corporation (2007 to present), and director of Franconia Minerals Corporation (2001 to present).

N/A
HENRY A. JOHN Spokane, Washington, United States of America	Chief Financial Officer	Chief Financial Officer of the Corporation (2007 to present) and accountant with the accounting firm of LeMaster & Daniels (1997 to 2007).	N/A
JAMES K. DUFF Coeur d’Alene, Idaho, United States of America	Chief Operating Officer

Chief Operating Officer of the Corporation (March, 2009 to present), President, South American Operations for Coeur d’Alene Mines Corporation (2005 to 2008) and management consultant to Coeur d’Alene Mines Corporation and director of Empresa Minera Manquiri, S.A., a  Bolivian subsidiary  of Coeur d’Alene Mines (2002 to 2005)

N\A

__________________________

Notes:

(1)

Member of the Audit Committee.

(2)

Member of the Corporate Governance Committee

(3)

Member of the Nominating and Compensation Committee

(4)

Member of the Special Committee. Special Committee was constituted to review the terms of the McEwen Financing, to review any alternative proposals to McEwen Financing and to seek an extension to the MSC cash call received in December 2008.

As of the date hereof, the number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, by all directors and executive officers of the Corporation as a group is 86,559,343 or 37.55% of the issued and outstanding common shares of the Corporation.

The term of office of the directors expires annually at the time of the Corporation’s annual general meeting or until their successors are elected or appointed.

Cease Trade Orders, Bankruptcies, Penalties, or Sanctions

Except as disclosed below, no director or executive officer of the Corporation is, as at the date hereof or has been within the ten years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days issued: (1) while that person was acting as director, chief executive officer or chief financial officer (2) after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

Mr. Ambrose has advised the Corporation that he is a director of Century Mining Corporation (“Century”). On March 20, 2008, the British Columbia Securities Commission issued a cease trade order against the insiders of Century for not filing, in the correct form, a technical report under NI 43-101, interim financial statements for the financial period ended September 30, 2007 pursuant to NI 51-102, and management discussion and analysis for the period ended September 30, 2007.   The cease order was rescinded on July 18, 2008 and is no longer in effect.

Mr. Brissenden has advised the Corporation that he is a director and officer of Regal Consolidated Ventures Limited, which is subject to a cease trade order issued on June 12, 2001 by the Ontario Securities Commission for failure to file audited financial statements for the year ended December 31, 2000 and interim financial statements for the three-month period ended March 31, 2001. The cease trade order is still in effect.

Mr. Stein has advised the Corporation that he was a director of Moneysworth & Best Shoe Care Inc. (“Moneysworth”) when it filed for voluntary assignment into bankruptcy on July 11, 2000 under the Bankruptcy and Insolvency Act (Canada) and was subject to cease trade orders issued by the Ontario Securities Commission on July 21, 2000 and the British Columbia Securities Commission on October 25, 2000 for failure to file certain financial statements. These cease trade orders are still in effect.

Except as disclosed above no director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, as at the date hereof or has been within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee to hold its assets.

No director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director or executive officer of the Corporation or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has during the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Conflicts of Interest

The directors and officers of the Corporation are, or may become, directors or officers of other companies with businesses which may conflict with the business of the Corporation. Directors are required to act honestly and in good faith with a view to the best interests of the Corporation. In addition, directors in a conflict of interest position are required to disclose certain conflicts to the Corporation and to abstain from voting in connection with the matter. To the best of the Corporation’s knowledge, there are no known existing or potential conflicts of interest between the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation as a result of their outside business interests at the date hereof. However, certain of the directors and officers serve as directors and/or officers of other companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Corporation.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings involving the Corporation or a subsidiary of the Corporation or of which their respective properties are the subject matter of as at the date of this AIF and the Corporation knows of no such proceedings currently contemplated.

There have been no penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority, or imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, and the Corporation has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation other than as disclosed below.

On December 20, 2005, the Corporation entered into a private placement agreement (the “First McEwen Agreement”) at arm’s length with Robert R. McEwen of Toronto, Ontario, providing for the purchase by Mr. McEwen or any associate or affiliate of Mr. McEwen (together, “McEwen”) of an aggregate of 15,414,740  units of the Corporation (“First Private Placement Units”), at a price of C$0.35 per First Private Placement Unit, for gross proceeds of C$5,395,159 (the “First Private Placement”). Each First Private Placement Unit was comprised of one common share and one-half of one common share purchase warrant (the “First Private Placement Warrant”). One whole First Private Placement Warrant entitled the holder thereof to purchase one additional common share at an exercise price of C$0.55 per common share.

In addition, on December 20, 2005 the Corporation signed a further subscription agreement, (as amended, the “Second McEwen Agreement”), with McEwen, granting McEwen the right to acquire a further 13,156,689 units of the Corporation, on the same terms as the First Private Placement, for gross proceeds of C$4,604,841.10 (the “Second Private Placement”). The Second Private Placement closed on March 8, 2006.

In connection with the aforementioned private placements McEwen was granted the right, from time to time and at any time, to nominate one individual (the “Subscriber Nominee”) to the board of directors of the Corporation for a period of five years following closing of the Second Private Placement provided McEwen then owns not less than 10% of the issued and outstanding common shares of the Corporation.  In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than six. Mr. McEwen himself joined the Board of Directors of the Corporation on August 5, 2008, upon exercise of this right.

Pursuant to an agreement dated May 5, 2006 Mr. McEwen completed the early exercise of 14,285,714 warrants then held by him.  In consideration for the early exercise of these warrants, the Corporation issued to Mr. McEwen 2,000,000 new common share purchase warrants. Each new warrant entitles McEwen to purchase one common share at an exercise price of C$1.80 per share. On May 4, 2007 Mr. McEwen exercised these 2,000,000 common share purchase warrants.

In addition, on February 17, 2009, the Corporation entered in a amended and restated private placement agreement (the “2009 McEwen Agreement”) with Mr. McEwen in respect of the McEwen Financing. As previously stated, pursuant to the McEwen Financing Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share.

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Corporation’s board. Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009 pursuant to the exercise of this right. In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than seven.

As of the date of this AIF, Mr. McEwen holds 86,057,143 or 37.33% of the issued and outstanding common shares of the Corporation and 100,000 options each exercisable for one common share at a price of C$0.81 per share.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Corporation’s common shares is Computershare Trust Company of Canada, 600, 530-8th Avenue SW Calgary, Alberta, T2P 3S8. Registration and transfers of the Corporation’s common shares may be effected through Computershare’s offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

The following is a list of every contract, other than contracts entered into in the ordinary course of business, which is material to the Corporation and was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

(1)

Option and Joint Venture Agreement;

(2)

Project Loan Letter Agreement;

(3)

Loan Agreement;

(4)

Los Azules Option Agreement;

(5)

The First McEwen Agreement;

(6)

The Second McEwen Agreement; and

(7)

The 2009 McEwen Agreement

INTERESTS OF EXPERTS

The following table sets out the individuals who are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates for the Corporation’s material projects set out opposite their name(s) and contained in this AIF:

Project	Qualified Person(s)
San José Project

William Colquhoun, FSAIMM, principal metallurgist, AMEC (Lima office)
Emmanuel Henry, MAusIMM (CP), principal geostatistician, AMEC (Santiago office)
Armando Simon, Ph.D., R.P. (Geol), AIG, principal geologist, AMEC (Santiago office)
Pierre Rocque, P.Eng., principal mining engineer, AMEC (Oakville office)

Los Azules Project

Randolph P. Schneider, MAusIMM, project manager, Samuel Engineering, Inc.
Robert Sim, P.Geo, an independent consultant of SIM Geological, Inc.
Bruce M. Davis, Ph.D., FAusIMM, president of BD Resource Consulting Inc.
William L. Rose, P.E., principal mining engineer of WLR Consulting, Inc.
Scott C. Elfen, P.E., general manager of Vector Perú S.A.C

Certain technical information relating to the Corporation’s principal mineral projects contained in this AIF was derived from the San José Technical Report and the Los Azules Technical Report.

None of the aforementioned firms or persons held any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

BDO Dunwoody LLP are the independent registered chartered accountants of the Corporation.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Corporation to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its independent auditors.

The Corporation’s audit committee (the “Audit Committee”) is governed by an Audit Committee Charter, the text of which is attached as Schedule A to this AIF.

The Audit Committee is comprised of three directors, Allan J. Marter (Chairman), Victor Lazarovici (since September 11, 2008) and Richard Brissenden (since February 23, 2009). As defined in NI 52-110, each of Allan J. Marter, Victor Lazarovici, and Richard Brissenden are “independent”. Also as defined in NI 52-110, all of the Audit Committee members are “financially literate”.

Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as members of the Corporation’s Audit Committee.

Mr. Marter has more than 30 years experience in the financial sector of the mining industry. Mr. Marter was Chief Financial Officer of Golden Star Resources Ltd., a TSX listed company between 1999 and 2006.  Mr. Marter served as President of the board and as a director of EURO Ressources SA until January 2009, a TSX and Euronext listed company and has previously served as an officer and director of a number of North American junior exploration and mining companies. Mr. Marter is also currently a director of Franconia Minerals Corporation, a TSX listed company.

Mr. Lazarovici was the managing director, senior base metals and minerals analyst for BMO Capital Markets (New York) from 1998 to 2008. From 1993-1998, Mr. Lazarovici served as a managing director and senior metals and minerals analyst for Smith Barney (New York).  Mr. Lazarovici has completed the SEC Series 86 and 87 examinations.  Prior to entering the financial services industry, Mr. Lazarovici held several financial management positions in manufacturing and mining industries. Mr. Lazarovici holds a bachelor of engineering from Sir George Williams University and an MBA from York University.

Mr. Brissenden is a chartered accountant with more than 25 years experience in the mining and exploration sector. Mr. Brissenden serves as a director on several mining companies, including Canuc Resources Corporation, Excellon Resources Inc., Corona Gold Corporation, Lexam Explorations Inc., and Valdez Gold Inc.

The Corporation incurred the following fees for services performed by its principal accounting firm, BDO Dunwoody LLP, during the fiscal years ended December 31, 2007 and December 31, 2008:

Audit Fees

The fees billed for each of the fiscal years ended December 31, 2008 and December 31, 2007 for professional services rendered by BDO Dunwoody LLP for the audit of our annual consolidated financial statements and services that are normally provided by BDO Dunwoody LLP in connection with statutory and regulatory filings or engagements for each of those fiscal years were $134,698 and $157,592, respectively. Fees pertaining to Sarbanes- Oxley compliance of $43,344 are included in the 2008 Audit Fees.

Audit Related Fees

Fees billed by BDO Dunwoody LLP for audit related services not included as “Audit Fees” above for the fiscal years ended December 31, 2008 and December 31, 2007 were $44,344 and $14,168, respectively. These fees were directly related to Sarbanes-Oxley compliance in both 2008 and 2007.

Tax Fees

Aggregate fees billed by BDO Dunwoody LLP for tax compliance, tax advice and tax planning for each of the  fiscal years ended December 31, 2008 and December 31, 2007 were $7,332 and $8,237, respectively.  These fees include fees relating to the preparation and review of tax returns, tax consulting and planning in both 2008 and 2007.

All Other Fees

Fees billed by BDO Dunwoody LLP for products or services, other than those services described above as “Audit Fees”, “Audit Related Fees” and “Tax Fees” for the fiscal years ended December 31, 2008 and December 31, 2007 were $22,990 and $10,549, respectively.  These fees relate to various corporate matters, including fees billed by BDO Dunwoody LLP in connection with the review of our quarterly financial statements, our management information circular in 2008 and our management information circular and related material in connection with a special meeting of our shareholders held in 2007.

Audit Committee Approval of Audit and Non-Audit Services

The Audit Committee is responsible for overseeing the Corporation’s independent auditor and pre-approving all services provided by BDO Dunwoody LLP.  The Audit Committee sets forth its pre-approval in the minutes of its meetings.  “Audit Related Fees” and “Tax Fees” paid to BDO Dunwoody LLP are typically approved separately during regular meetings of the Audit Committee or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval being reported to the full Audit Committee at its next meeting.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, and securities authorized for issuance under equity compensation plans are contained in the Corporation’s management information circular prepared in connection with the Corporation’s annual and special meeting of shareholders held on June 27, 2008.  Additional financial information is provided in the Corporation’s annual financial statements and management discussion and analysis, also filed on SEDAR.

GLOSSARY OF GEOLOGIC AND MINING TERMS

The following is a glossary of technical terms which are used in this AIF:

“Ag” means silver;

“andesite” is a type of dark colored, fine grained volcanic rock;

“anomalous” means either a geophysical response that is higher or lower than the average background or rock samples that return assay values greater than the average background;

“argillic” means pertaining to clay or clay minerals;

“As” means arsenic;

“Au” means gold;

“Bankable Feasibility Study” means the study, prepared to industry standards, based upon which a bank or other lending institution may loan the Corporation or MASA funds for production development on the Claims;

“breccia” means a course grained rock, composed of angular broken rock fragments held together by a finer grained matrix;

“Cateo” means an exploration concession for mineral rights granted to an individual or company in the Republic of Argentina, as defined by the Republic of Argentina Mining Code, as amended;

“Claims” means the Cateos, Manifestación de Descubrimiento, Mina, Estaca Mina (as defined by the Republic of Argentina Mining Code, as amended) described herein issued to MASA, MSC or the Corporation by the government of Argentina or any provincial government;

“Cu” means copper;

“dacite” is a type of fine-grained extrusive rock;

“Estaca Mina” means areas granted to extend the area covered by existing Minas;

“felsic” describes an igneous rock having abundant light colored minerals;

“g/t” means grams per tonne;

“g/t Au” means grams per tonne gold;

“g/t Ag” means grams per tonne silver;

“graben” means an elongate crustal block that is bounded by faults on its long sides;

“grab sample” means one or more pieces of rock collected from a mineralized zone that when analyzed do not represent a particular width of mineralization nor necessarily the true mineral concentration of any larger portion of a mineralized area;

“ha” means hectare(s);

“Hg” means mercury;

“igneous rock” means a rock formed by the cooling of molten rock either underground or at the surface of the earth;

“illitic” is a general name for a group of clay minerals;

“intrusive rock” means an igneous rock that, when in the molten or partially molten state, penetrated into or between other rocks, but cooled beneath the surface;

“IP/RES” means induced polarization and resistivity (survey);

“kg” means kilogram(s);

“km” means kilometer(s);

“low sulfidation” applies to a type of mineralization low in sulfur content;

“m” means meter(s);

“Manifestación de Descubrimiento” (literally, manifestation of discovery) means the intermediate stage between the exploration phase and exploitation phase of development;

“metamorphic rock” means an igneous or sedimentary rock that has been altered by exposure to heat and pressure (resulting from deep burial, contact with igneous rocks, compression in mountain building zones or a combination of these factors) but without complete melting. Metamorphosis typically results in partial recrystallization and the growth of new minerals.

“Metasediment” refers to metamorphosed sedimentary rock.  “Metavolcanics” refers to metamorphosed volcanic rock;

“Mina” means an exploitation grant based on Manifestación de Descubrimiento;

“Mo” means molybdenum;

“net profits royalty” is a form of royalty payable as a percentage of the net profits of a mining operation.  In contrast to net smelter return royalties, costs relating to exploration, development and mining may be deducted from the net proceeds of the operation in calculating the royalty.  However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty;

“net smelter return royalty” is a form of royalty payable as a percentage of the value of the final product of a mine, after deducting the costs of transporting ore or concentrate to a smelter, insurance charges for such transportation, and all charges or costs related to smelting the ore.  Normally, exploration, development and mining costs are not deducted in calculating a net smelter return royalty.  However, such royalties are established by contract or statute (in the case of property owned by governments), and the specific terms of such contracts or statutes govern the calculation of the royalty;

“NSR” means Net Smelter Return;

“orebody” means a continuous well-defined mass of material containing enough ore to make extraction economically feasible;

“opt” means ounces per ton;

“oz” means ounce;

“Pb” means lead;

“porphyry” means an igneous rock of any composition that contains conspicuous large mineral crystals in a fine-grained ground mass;

“ppb” means parts per billion;

“ppm” parts per million;

“pyroclastic” means pertaining to rock material formed by volcanic explosion or expulsion from a volcanic vent;

“rhyolite” is a type of felsic lava flow;

“Sb” means antimony;

“sq.” means square;

“stratabound” means a mineral deposit confined to a single stratigraphic unit;

“stratigraphy” means the science of rock strata;

“synvolcanic” means formed at the time of volcanic activity;

“tuffaceous” is a general term for all consolidated pyroclastic rocks;

“Underlying Royalty” means any royalties on the Claims that are part of the lease, purchase or option of said Claim from the owner or any royalties that may be imposed by the provincial government;

“vein” means a mineral filling of a fault or fracture in the host rock, typically in tabular or sheet-like form;

“VLF-EM” means a very low frequency electromagnetic geophysical instrument used in exploration to measure variances of conductivity in surficial sediments and bedrock (survey);

“volcanic rock” (basalt, pillowed-flows, rhyolite) means an igneous rock that has been poured out or ejected at or near the earth’s surface;

“volcanoclastic rock” (wacke, tuff, turbidite) means a sedimentary rock derived from the transportation and deposition of volcanic rock fragments by air (tuff) or water (wacke or turbidite); and

“Zn” means zinc.

SCHEDULE “A”

MINERA ANDES INC.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

A.

Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Corporation the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.

To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters.

2.

To oversee the work of the external auditors.

3.

To provide better communication between directors and external auditors.

4.

To enhance the external auditors’ independence.

5.

To increase the credibility and objectivity of financial reports.

6.

To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.

Responsibility of Management and External Auditors

The Committee’s role is one of oversight. Management is responsible for preparing the Corporation’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Corporation’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Corporation in accordance with GAAP.

C.

Membership and Organization

1.

Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.

Independence - None of the members of the Committee shall be members of management of the Corporation, and all of them shall be “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”).

3.

Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Corporation at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board. The Board may fill the vacancy in the membership of the Committee.

4.

Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in MI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

5.

Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board. The Chair may vote on any matter requiring a vote. In the case of an equality of votes, the Chair shall be entitled to a second or casting vote. The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

D.

Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the Alberta Business Corporations Act, by any requirements of stock exchanges on which the securities of the Corporation are listed, and all other applicable laws.

1.

Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any disagreements between management and the external auditors in connection with the preparation of financial statements and shall communicate directly with the external and any internal auditors.

2.

Internal Controls - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)

any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation's periodic regulatory filings;

(c)

any material issues raised by any inquiry or investigation by the Corporation's regulators;

(d)

any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.

Review Financial Statements - The Committee shall review the annual and interim financial statements of the Corporation and related management’s discussion and analysis (“MD&A”) prior to their approval. The process should include but not be limited to:

(a)

reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)

reviewing significant accruals, reserves or other estimates;

(c)

reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)

reviewing accounting treatment of unusual or non-recurring transactions;

(e)

ascertaining compliance with covenants under loan agreements;

(f)

reviewing disclosure requirements for commitments and contingencies;

(g)

reviewing unresolved differences between management and the external auditors;

(h)

obtain explanations of significant variances with comparative reporting periods;

(i)

reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)

reviewing audit response letters from the Corporation’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.

Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval and shall satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements.

5.

Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.

Hiring Policies - The Committee shall review and approve the Corporation’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Corporation. The Committee shall review candidates for the position of Chief Financial Officer of the Corporation and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.

Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)

recommend to the Board the appointment of the external auditors;

(b)

recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)

on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors’ independence;

(d)

review the performance of the external auditors;

(e)

when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)

review and approve in advance any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Corporation. The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.

Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.

Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

10.

Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Corporation (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.

Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Corporation from employees or others, regarding accounting, internal accounting controls, or auditing matters as well as the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

12.

Investigations - The Committee shall have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee.

13.

Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Corporation without any further approval of the Board. The Committee has the authority to set, and have the Corporation, pay the compensation for any such persons engaged by the Committee.

14. Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.

Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E.

Adoption of the Audit Committee Charter and Amendments

1.

This Charter was adopted and approved by the Board of Directors of the Corporation on May 20, 2005.